[GRAPHIC OMITTED]



                                                                October 18, 2004



Dear Fellow Shareholder,

         You are cordially invited to attend the Elbit Systems Ltd. Annual General Meeting of Shareholders to be held at 3 p.m. local time on Monday, November 8, 2004, at our offices at Advanced Technology Center, Haifa, Israel.

         The agenda of the meeting and the proposals to be voted on are described in the accompanying proxy statement. For the reasons described in the proxy statement, the Board of Directors recommends that you vote "FOR" Items 1, 2, 3 and 4 as specified on the enclosed proxy card.

         At the meeting, management also will present the other matters described in the proxy statement and provide a discussion period for questions and comments of general interest to shareholders.

         We look forward to greeting all the shareholders who will be present at the meeting. However, whether or not you are able to attend, it is important that your shares be represented. Therefore, at your earliest convenience, please sign, date and mail the enclosed proxy card in the envelope provided so that it is received not later than 24 hours before the meeting.

         Thank you for your cooperation.

                                         Very truly yours,


                                         MICHAEL FEDERMANN
                                         Chairman of the Board of Directors


                                         JOSEPH ACKERMAN
                                         President and Chief Executive Officer

                               ELBIT SYSTEMS LTD.

                NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

Haifa, Israel
October 18, 2004

         This is notice that the Annual General Meeting of Shareholders of Elbit Systems Ltd. (the "Company") will be held at the Company's offices at Advanced Technology Center, Haifa, Israel, on Monday, November 8, 2004, at 3 p.m. local time, for the following purposes:

     1.   to elect six directors to the Company's Board of Directors;

     2. to re-appoint the Company's independent auditors for the fiscal year ending December 31, 2004;

     3.   to amend the Company's Articles of Association; and

     4. to approve compensation paid and to be paid to the Company's directors, beginning in 2004.

         In addition, at the meeting the Company will present the Management Report, the Auditors' Report and the Consolidated Financial Statements of the Company, each for the fiscal year ended December 31, 2003. The Company also will report on the dividend, directors' compensation and independent auditors' compensation arrangement with respect to fiscal year 2003.

         Shareholders of record at the close of business on October 15, 2004, are entitled to receive notice of, and to vote at, the meeting. All shareholders are cordially invited to attend the meeting in person.

         Shareholders who are unable to attend the meeting in person are requested to complete, date and sign the enclosed proxy card and return it promptly in the pre-addressed envelope provided so that it is received by the Company at least 24 hours before the meeting. No postage is required if mailed in the United States. Shareholders may revoke any proxy form prior to its exercise by filing with the Company a written notice of revocation or a properly signed proxy form of a later date, or by voting in person at the Meeting


                                By Order of the Board of Directors,


                                MICHAEL FEDERMANN
                                Chairman of the Board of Directors


                                JOSEPH ACKERMAN
                                President and Chief Executive Officer


THE COMPANY'S FINANCIAL STATEMENTS FOR THE FISCAL YEAR ENDED DECEMBER 31, 2003, ARE ENCLOSED BUT ARE NOT A PART OF THIS PROXY. THE FINANCIAL STATEMENTS SHOULD NOT BE CONSIDERED AS PROXY SOLICITATION MATERIAL.

                     QUESTIONS AND ANSWERS ABOUT THE ANNUAL
                                 GENERAL MEETING

The following questions and answers summarize the major issues to be discussed at the Annual General Meeting. For a more complete description of the issues please see the accompanying Proxy Statement.

Q: When and where is the Meeting?

A: The Meeting will take place at 3 p.m. local time, on Monday, November 8, 2004, at the Company's offices at the Advanced Technology Center, Haifa, Israel.

Q: What is the record date for the Meeting?

A: The record date is October 15, 2004, and all shareholders holding shares at the close of business on October 15, 2004 will be entitled to receive notice of and to vote at the Meeting.

Q: What are the items to be voted on at the Meeting?

A: The items to be voted on include:

   o  election of six directors to the Board of Directors;

   o  appointment of the Company's independent auditors for 2004;

   o  amendment of the Company's Articles of Association; and

   o approval of compensation paid and to be paid to the Company's directors, beginning in 2004.

Q: Does the Company and its Board of Directors support the proposals to be voted on at the Meeting?

A: Yes.

Q: What voting majority is required?

A: The required majority is more than 50% of the shares voted at the Meeting for the approval of Item 1 (election of directors) and Item 2 (re-appointment of the Company's independent auditors for 2004) in the Proxy Statement.

The approval of Item 3 in the Proxy Statement (amendment of the Company's Articles of Association) requires a special majority of more than 67% of the shares voted at the Meeting.

The approval of Item 4 in the Proxy Statement (compensation to the Company's directors) requires a majority of the shares voted regarding that Item at the Meeting, provided that with respect to any director who is considered a controlling shareholder (i) the majority includes at least one-third (?) of the total votes of shareholders having no "Personal Interest" in the Item who vote on the Item at the Meeting, or (ii) the total number of votes of the shareholders mentioned in (i) above that are voted against such Item does not exceed one percent (1%) of the Company's voting rights.

Under the Israeli Companies Law a "Personal Interest" means a person's interest in an act or transaction of a company, including an interest of such person's relative or of another entity in which such person or his or her relative are interested parties. An interest resulting merely from such person's holding of shares in that company will not be considered a "Personal Interest".

Q: Why does the Company propose amending its Articles of Association?

A: The proposed amendments are required in light of the termination of the shareholders agreement between Federmann Enterprises Ltd. (FEL), Heris Aktiengesellschaft (Heris) and Elron Electronic Industries Ltd. (Elron), dated December 19, 1999 due to the sale of Elron's shares of the Company to FEL in July 2004. In addition, some minor language clarifications are proposed.

Q: What other matters will be presented at the Meeting?

A: The Company also will present at the Meeting the following matters relating to the fiscal year ended December 31, 2003: o its Independent Auditors' Report, Management Report and Consolidated Financial Statements; o the dividend paid to shareholders; o the compensation paid to the Company's directors; and o the compensation arrangement with the Company's independent auditors.

Q: What do I need to do now?

A: Just indicate on your proxy card how you want to vote, and sign and mail it in the enclosed return envelope as soon as possible, so that your shares will be represented at the Meeting. The signed proxy must be received by the Company at least 24 hours before the Meeting. If you sign and send in your proxy but do not indicate how you want to vote, your proxy will be counted as a vote for proposals 1 through 3. However, in order for your vote to be counted for proposal 4, you must indicate on the proxy card whether or not you have a personal interest in the matter.

Q: What do I do if I want to change my vote?

A: Just mail a later-dated, signed proxy card or other document revoking your proxy in time for it to be received by the Company at least 24 hours before the Meeting or attend the Meeting in person and vote.

Q: If my shares are held in "street name" by my broker, a bank or other representative, will my representative vote my shares for me?

A: If you hold your shares through a broker, bank or other representative, generally the broker or other representative may only vote the shares it holds for you in accordance with your instructions. However, if the broker or other representative does not receive your instructions in time, it may vote on certain types of matters for which it has discretionary authority, including each matter that is presently scheduled to be voted on at the Meeting.

Q: Who can help answer my questions?

A: For additional information about the Meeting, please contact during normal office hours, Sunday through Thursday, Ilan Pacholder, the Company's Corporate Secretary at the Company's offices in Haifa, Israel, telephone +972-4-8316632.

                               ELBIT SYSTEMS LTD.
                           Advanced Technology Center
                                  P.O. Box 539
                               Haifa 31053, Israel


                                 PROXY STATEMENT
                                 ---------------

This Proxy  Statement is provided to the  shareholders of ordinary  shares,  NIS
1.00 nominal value, of Elbit Systems Ltd. (the "Company" or "Elbit Systems"), in connection with the Board of Directors' solicitation of proxies for use at the Shareholders' Annual General Meeting to be held on Monday, November 8, 2004 (the "Meeting"), or at any adjournment of the Meeting, as specified in the accompanying Notice of Annual General Meeting of Shareholders.

It is proposed that the shareholders adopt resolutions concerning the following matters at the Meeting:

(1)      election of six directors to the Company's Board of Directors;

(2) appointment of the Company's independent auditors for the fiscal year ending December 31, 2004;

(3)      amendment of the Company's Articles of Association; and

(4) approval of compensation paid and to be paid to the Company's directors, beginning in 2004.

In addition, at the Meeting the Company will present or report on the following matters relating to fiscal year 2003:

      o its Independent Auditors' Report, Management Report and Consolidated Financial Statements;
      o  the dividend paid to shareholders;
      o  the compensation paid to the Company's directors; and
      o  the compensation arrangement with the Company's independent auditors.

Shares represented by properly signed and unrevoked proxies will be voted in the manner directed by the persons designated as proxies.

                         QUORUM AND VOTING REQUIREMENTS

Only shareholders of record at the close of business on October 15, 2004, have the right to receive notice and to vote at the Meeting.

The Company had outstanding on October 1, 2004, 40,274,592 ordinary shares, including 23,021 ordinary shares held by a wholly-owned subsidiary of the Company but not including 385,000 ordinary shares held by the Company as treasury shares, each giving a right of one vote for each of the matters to be presented at the Meeting. No less than two shareholders present in person or by proxy, and holding or representing between them one-third of the outstanding ordinary shares, will constitute a quorum at the Meeting.

If a quorum is not present within one-half hour after the time set for the Meeting, the Meeting will be adjourned and will be reconvened one week later at the same time and place unless other notice is given by the Board of Directors. If there is not a quorum within one-half hour of the time for the reconvened meeting, a quorum will be considered present as long as at least two shareholders participate in person or by proxy.

Joint holders of shares should note that according to the Company's Articles of Association the vote, whether in person or by proxy, of the more senior of joint holders of any voted share will be accepted over vote(s) of the other joint holders of that share. For this purpose seniority will be determined by the order the joint holders' names appear in the Company's Register of Shareholders.

A majority of the votes cast at the Meeting either in person or by proxy is required (a) to elect, under Item 1 of this Proxy Statement, each of the individuals nominated to be a director, and (b) to approve Item 2 of this Proxy Statement.

The approval of Item 3 of this Proxy Statement requires a special majority of at least sixty-seven percent (67%) of all votes properly cast at the Meeting.

Approval of Item 4 of this Proxy Statement requires a majority of the shares voted regarding that Item in the Meeting, provided that with respect to any director who is considered a controlling shareholder (i) the majority includes at least one-third (?) of the total votes of shareholders having no "Personal Interest" in the Item who vote on the Item at the Meeting or (ii) the total number of votes of the shareholders mentioned in (i) above that are voted against such Item does not exceed one percent (1%) of the Company's voting rights.

In order to be counted for voting with respect to Item 4 of this Proxy Statement in so far as it relates to a director who is considered a controlling shareholder of the Company, a shareholder must indicate, either on the proxy card or prior to voting in person at the Meeting, whether or not the shareholder has a "Personal Interest" in the matter. Shares of a shareholder who does not so indicate whether or not there is a Personal Interest will not be voted for that Item.

Under the  Israeli  Companies  Law - 1999 (the  "Companies  Law"),  a  "Personal
Interest" means a person's interest in an act or transaction of a company, including an interest of such person's relative or of another entity in which such person or his or her relative are interested parties. An interest resulting merely from such person's holding of shares in that company will not to be considered a "Personal Interest".

Currently, Michael Federmann, Chairman of the Company's Board of Directors, may be considered an indirect controlling shareholder of the Company.


                                 VOTING BY PROXY

A proxy form for use at the Meeting and a return envelope for the proxy form are enclosed. Shareholders may revoke any proxy form prior to its exercise by filing with the Company a written notice of revocation or a properly signed proxy form of a later date, or by voting in person at the Meeting. In order to be counted for purposes of voting at the Meeting, a properly signed proxy form must be received by the Company at least 24 hours before the Meeting.

Unless otherwise indicated on the proxy form, shares represented by a properly signed and received proxy in the enclosed form will be voted in favor of all the above described matters to be presented for voting at the Meeting, except as provided above with respect to Item 4 (votes for which Item require specifying whether or not there is a "Personal Interest"). Abstentions will not be treated as either a vote "for" or "against" the matter, although they will be counted to determine if a quorum is present.

Proxy forms are being mailed to shareholders on or about October 18, 2004, and will be solicited mostly by mail. However, in some cases proxies may be solicited by telephone, telegram or other personal contact. The Company will pay for the cost of the solicitation of proxies, including the cost of preparing, assembling and mailing the proxy material, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to shareholders.

                      BENEFICIAL OWNERSHIP OF SECURITIES BY
                    CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table shows, as of October 1, 2004, to the best of our knowledge, the number of ordinary shares) owned by (i) all shareholders known by the Company to own 5% or more of the Company's ordinary shares and (ii) all directors and officers of the Company as a group. The share amounts include 23,021 ordinary shares held by a wholly-owned subsidiary of the Company but exclude 385,000 ordinary shares held by the Company as treasury shares

Federmann Enterprises Ltd.                         19,938,469            49.51%
99 Hayarkon Street
Tel-Aviv, Israel(1)

Heris Aktiengesellschaft                            3,836,458(2)
9.53%
c/o 99 Hayarkon Street
Tel-Aviv, Israel

Bank Hapoalim Group                                 2,424,738             6.02%
Tel-Aviv, Israel(3)

Bank Leumi Group
Tel-Aviv, Israel(3)                                 2,303,248             5.72%

All officers and directors
as a group (25 persons)                             497,280(4)            1.23%
----------------------------

(1) Federmann Enterprises Ltd. ("FEL") owns the shares of Elbit Systems directly and indirectly through Heris Aktiengesellschaft ("Heris") which is controlled by FEL. FEL is controlled by Beit Federmann Ltd. ("BFL"). BFL is controlled by Beit Bella Ltd. ("BBL") and Beit Yekutiel Ltd. ("BYL"). Michael Federmann is the controlling shareholder of BBL and BYL. He is also the Chairman of Elbit Systems' Board and the Chairman of the Board and the Chief Executive Officer of FEL. Therefore, Mr. Federmann controls, directly and indirectly, the vote of the shares owned by Heris and FEL. The amount of shares shown above as held by FEL also includes 23,021 shares held by a wholly-owned subsidiary of the Company, which shares under Israeli law are considered, or are prima facie deemed, to be beneficially owned by FEL.

(2) The amount of shares owned by Heris is included in the amount of shares held by FEL as set forth in footnote (1) above.

(3) The holdings in Elbit Systems' shares by the Bank Hapoalim Group and the Bank Leumi Group are divided among several entities, mainly mutual and/or provident funds.

(4) This amount does not include any shares that may be deemed to be beneficially owned by Michael Federmann as described in footnote (1) above. The amount includes 74,603 shares underlying options that are currently exercisable or that will become exercisable within 60 days of October 1, 2004. A portion of the underlying options are "phantom options" that have been calculated based on the Company's October 1, 2004 share closing price of $20.17.


                    INFORMATION REGARDING EXTERNAL DIRECTORS

         The Company is required under the Companies Law, to have at least two External Directors on its Board of Directors. Among other requirements of the Companies Law, a person may not serve as an External Director if such person or such person's relative, partner or employer, or any entity controlled by such person, has, at any time during the two years up to the date of appointment, any affiliation with the Company, entities controlling the Company or entities controlled by the Company. The term "affiliation" is broadly defined in the Companies Law. In addition, no person may serve as an External Director if such person's position or other business creates any conflict of interest with or impairs his or her responsibilities as an External Director.

         Each committee of the Company's Board of Directors is required to include at least one External Director, and all External Directors must be members of the Board of Directors' Audit Committee. An External Director is entitled to compensation and to reimbursement of expenses as provided in regulations under the Companies Law and is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with services provided as an External Director. External Directors are elected at a general shareholders meeting and serve for a three-year term. The term may be extended for an additional three-year term if the extension is approved by a general shareholders meeting.

         Nathan Sharony and Yaacov Lifshitz currently serve as the Company's External Directors. Their terms of offices as External Directors expire in March 2005 for Mr. Sharony and in August 2006 for Mr. Lifshitz.


                         ITEM 1 - ELECTION OF DIRECTORS

At the Meeting, six directors who are not External Directors (see list of nominees below) are to be elected. Also, if elected to another term as a director, Michael Federmann will continue to serve as Chairman of the Board of Directors. Nathan Sharony and Yaacov Lifshitz, the two External Directors, will continue serving as External Directors until the end of their respective terms.

The persons named in the form of proxy intend to vote for the election of the six nominees named below, all of such nominees, except for Yigal Ne'eman who was appointed to the Board of Directors in August 2004, were elected to serve as directors of the Company at the last Annual General Meeting of the Shareholders.

Consistent with the amendment to the Company's Articles of Association adopted in April 2004 by the Company's shareholders removing the requirement that the Company President serve as a member of the Board of Directors, Joseph Ackerman, the Company's President and Chief Executive Officer, is not standing for re-election to the Board of Directors. Mr. Ackerman will continue to attend Board meetings in his capacity as President and Chief Executive Officer. The Company expresses its appreciation to Mr. Ackerman for his contribution to the Company during his service on the Board of Directors.

Each nominee so elected as a director will hold office until the next shareholders' Annual General Meeting and until his or her successor is elected and qualified, unless any director's office is vacated earlier in accordance with the provisions of the Companies Law or the Company's Articles of Association.

The Company is not aware of any reason why any of the nominees, if elected, should be unable to serve as a director. Nevertheless, if any of the nominees should be unable to serve, the proxies will be voted for the election of such other person or persons as determined by the person named in the form of proxy in accordance with his or her judgment.

The nominees and the current External Directors, their respective ages on October 1, 2004, and the year in which they became directors of the Company are as follows:

BOARD OF DIRECTORS

NAME                                               AGE           DIRECTOR SINCE
----                                               ---           --------------

Michael Federmann (Chairman)                       61            2000
Avraham Asheri                                     66            2000
Rina Baum                                          59            2001
Aharon Beth-Halachmi                               68            2000
Yaacov Lifshitz (External Director)                60            2003
Yigal Ne'eman                                      62            2004
Dov Ninveh                                         57            2000
Nathan Sharony (External Director)                 70            2002


       MICHAEL FEDERMANN. Michael Federmann has served as Chairman of the Board of Directors since the Merger with Elop Electro-Optics Industries, Ltd. ("El-Op") in 2000. He served as Chairman of the Board of Directors of El-Op from 1988 until the Merger. He has held managerial positions in the Federmann Group since 1969, and since 2002 he has served as Chairman and CEO of FEL. Currently, he also serves as Chairman of the Board of Directors of Dan Hotels Corp. Ltd. ("Dan Hotels"). Mr. Federmann is Deputy Chairman of the Board of Governors of the Hebrew University in Jerusalem (the "Hebrew University") and a member of the Board of Governors and the Executive Committee of the Weizmann Institute of Science. Mr. Federmann holds a bachelor's degree in economics and political science from the Hebrew University.

       AVRAHAM ASHERI. Avraham Asheri has served as an economic advisor and a director of several companies since 1998. He currently serves on the boards of directors of Elron Electronic Industries Ltd., Discount Mortgage Bank Ltd., Kardan Nadlan Ltd., Scitex Corporation Ltd. and Africa Israel Investment Ltd. Mr. Asheri was President and Chief Executive Officer of Israel Discount Bank from 1991 until 1998, and Executive Vice President and member of its management committee from 1983. Prior to that, he served for 23 years at the Israel Ministry of Industry and Trade and at the Israel Ministry of Finance, including as Director General of the Israel Ministry of Industry and Trade, Managing Director of the Israel Investment Center and Trade Commissioner of Israel to the United States. Mr. Asheri holds a bachelor's degree in economics and political science from the Hebrew University.

       RINA BAUM. Rina Baum is Vice President for Investments of FEL and since 1986 has served as Director and General Manager of Unico Investment Company Ltd. She serves as a director of Dan Hotels, Etanit Ltd. and Harel Mutual Funds Ltd. During 1995 to 1996, she served as a director of Leumi Mortgage Bank Ltd. Mrs. Baum holds an L.L.B. degree from the Hebrew University.

         AHARON BETH-HALACHMI. Aharon Beth-Halachmi has served as President of Federmann Enterprises - Division of Industries and Technologies since 1985 and as President of Eurofund L.P. - Venture Capital Fund since 1994. He served as a director of El-Op from 1985 until 2000. From 1983 to 1985, he served as President of Tahal Engineering Co. Ltd. From 1982 to 1983, he was Director General of the Israeli Ministry of Defense ("IMOD"). Prior to that he served in the Israel Defense Forces ("IDF"), including as head of Defense Research and Development from 1977 to 1982. He retired with the rank of Brigadier General. Mr. Beth-Halachmi holds a bachelor of science degree in electronic engineering from the Israel Institute of Technology (the "Technion") and a master of science degree in computer science from the Naval Postgraduate School in Monterey, California.

         YAACOV LIFSHITZ (EXTERNAL DIRECTOR). Mr. Lifshitz serves as a director of several companies and as a lecturer in the fields of economics, public policy and management. He currently is a lecturer at the Department of Economics and the Department of Public Policy and Management of Ben-Gurion University and at the Department of Economics and Management of the Tel-Aviv - Jaffa Academic College. He also currently serves on the boards of directors of Israel Discount Bank, DorGas Ltd., Kali - Insurance Agencies Ltd., Springs - Pension Fund Management Ltd., Carmel Investments Ltd. and Tesnet Software Testing Ltd. During the period from 1994 to 2002, Mr. Lifshitz served at various times as the chairman of the boards of directors of Hamashbir Lazarchan Israel Ltd., Israel Military Industries Ltd., Spectronix Ltd., Dor Chemicals Ltd., Dor Energy Ltd., DorGas Ltd. and the Israeli Foreign Trade Risk Insurance Corp. Ltd. He also served from 1995 to 2002 as the Chairman of the Executive Board of the Israel Management Center. Prior to that he held various senior positions in government, banking and industry, including Director General of the Israel Ministry of Finance, Chief Economic Advisor to the IMOD, Senior Vice President and Chief Credit Officer of Israel Discount Bank and President and CEO of Electra (Israel) Ltd. Mr. Lifshitz holds a bachelor's degree in economics and political science and a master's degree in economics from the Hebrew University.

         YIGAL NE'EMAN. Yigal Ne'eman has served since 1994 as the Chairman and President of the Israel College. From 1989 to 1993, he served as Chairman and was a shareholder of several industrial, commercial and service companies. Mr. Ne'eman served as the President and CEO of Tadiran Electronic Industry Ltd. ("Tadiran") from 1981 to 1989. Prior to that he held a number of management positions in the control and finance departments of Tadiran. Mr. Ne'eman is a certified public accountant and holds an accounting degree from the Hebrew University.

         DOV NINVEH. Dov Ninveh has served since 1994 as Chief Financial Officer and a manager in FEL. He serves as a director of Dan Hotels and Etanit Ltd. Mr. Ninveh served as a director of El-Op from 1996 until 2000. From 1989 to 1994, he served as Deputy General Manager of Etanit Building Products Ltd. Mr. Ninveh holds a bachelor's degree in economics and management from the Technion.

       NATHAN SHARONY (EXTERNAL DIRECTOR). Nathan Sharony has served since 1997 as a director for several companies. He currently serves as a director for Technorov Holdings (1993) Ltd. ("Technorov"), a high technology investment company, Bituach Yashir Ltd., Union Bank, Ormat Industries Ltd., Genoa Technologies Ltd. and Israel Bonds International Inc. From 1997 to 1999, he served as Chairman of Technorov. From 1994 to 1997, he was employed with a U.S. brokerage firm. Mr. Sharony served as the Director General of the Israel Ministry of Industry and Trade from 1992 to 1994. Prior to that, Mr. Sharony held a number of positions in industry and government including head of the Israeli Government Economic Mission to the U.S., President and Chief Executive Officer of El-Op and Vice President for Logistics of Tadiran. In 1982, Mr. Sharony completed 30 years of service in the IDF, retiring with the rank of Major General. Mr. Sharony participated in the Field Artillery Battle Officers Course in Fort Sill, Oklahoma, and studied military history at the IDF's Staff and Command College.

At the Meeting, the Board of Directors will propose that the following resolution be adopted:

          "RESOLVED, that Messrs. Federmann, Asheri, Beth-Halachmi, Ninveh and Ne'eman and Mrs. Baum are elected as directors of the Company."

The Board of Directors recommends a vote FOR all the nominees to the Board of Directors.


                           ITEM 2 - RE-APPOINTMENT OF
                       THE COMPANY'S INDEPENDENT AUDITORS
                              FOR FISCAL YEAR 2004

Following the recommendation by the Company's audit committee (the "Audit Committee"), it is proposed that Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global Certified Public Accountants, will be appointed as independent auditors of the Company for the fiscal year ending on December 31, 2004. A representative of the independent auditors will be present at the Meeting and will be available to respond to appropriate questions from the shareholders. Such auditors served as the Company's auditors for fiscal year 2003 and have no relationship with the Company or with any affiliate of the Company, except as auditors.

At the Meeting, the Board of Directors will propose that the following resolution be adopted:

          "RESOLVED, that the Company's independent auditors, Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, are re-appointed as independent auditors of the Company for the fiscal year ending December 31, 2004."

The Board of Directors recommends a vote FOR approval of this resolution.

           ITEM 3 - AMENDMENT OF THE COMPANY'S ARTICLES OF ASSOCIATION

At the Meeting, the shareholders will be asked to approve the proposed amendments of the Company's Articles of Association (the "Articles") as detailed below.

The proposed amendments are required in light of the termination of the shareholders agreement between FEL, Heris and Elron, dated December 19, 1999, due to the sale of Elron's shares of the Company to FEL in July 2004. The terminated shareholders agreement required the inclusion of certain provisions in the Articles concerning the powers granted to the Board of Directors and/or the General Meeting in light of the relationship between FEL and Elron. Following the sale of Elron's shares of the Company to FEL and the termination of the shareholders agreement those provisions are no longer necessary. In addition certain minor language clarifications are proposed. The following amendments to the Articles are proposed (the full wording of which is set forth in Annex A to this Proxy Statement):

     (1) Clarification in Article 22(c) that the Board of Directors has the prerogative to determine the number of the Company's directors.
     (2) Transfer the power to appoint the Chairman of the Board of Directors in Article 23(c) from the General Meeting to the Board of Directors.
     (3) Removal of the requirement, as provided in Article 23(e), for a special majority vote by the Board of Directors if the number of directors has been reduced below ten.
     (4) Revision of the required quorum for a Board of Directors meeting, as provided in Article 25(a), from two-thirds (?) to one-half (1/2).
     (5)  Removal of the  requirement  for a special  majority,  as  provided in
          Article 25(b), in order to approve resolutions regarding several issues.
     (6) Grant the Board of Directors the power to appoint a chairman for any committee as provided in Article 26(b).
     (7) Removal of the requirement, as provided in Article 27(a), for the approval of the General Meeting of the appointment of the Company's President.
     (8) Removal of the requirement, as provided in Article 27(b), for the approval of the General Meeting of the terms of the contract between the Company and Company's President.
     (9) Removal of the General Meeting's assumption of the powers granted under the Articles to the Company's President, as provided in Article 27(f).
     (10) Clarification of the language used in Article 16(b) and minor language corrections in Articles 27(c) and 32(a).

At the Meeting, the Board of Directors will propose that the following resolution be adopted:

          "RESOLVED,   that  the   amendments   to  the   Articles  of
          Association as reflected in Annex A hereto, are hereby approved."

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR APPROVAL OF THIS RESOLUTION.

ITEM 4 - APPROVAL OF COMPENSATION PAID AND TO BE PAID TO THE COMPANY'S DIRECTORS

At the Annual General Meeting held on December 23, 2001 it was resolved that compensation to be paid to the Company's directors during the fiscal years 2001, 2002 and 2003 will be at the regulatory rates established under Israeli law for External Directors. Compensation paid to date to the Company's directors in 2004 also has been in accordance with such regulatory rates.

The Company intends to continue to compensate the Company's directors, including the Company's External Directors, in the future at the rates established by such regulations. Therefore it is proposed that the Company will compensate each of the Company's directors, including the Company's External Directors, at the maximum rate permitted by such regulations for companies similarly classified based on their shareholders' equity. Such compensation currently consists, in addition to reimbursement of expenses, of an annual fee of approximately
$10,100, and a per meeting fee of approximately $400 for each director for participation in each meeting of the Board of Directors or any committee thereof.

Pursuant to the Companies Law, the compensation paid to the Company's directors requires the approval of the Audit Committee and the Board of Directors in addition to approval at the General Meeting. The directors' compensation as described above has been approved by the Audit Committee and by the Board of Directors.

At the Meeting, the Board of Directors will propose adoption of the following resolution:

          "RESOLVED, that the compensation paid by the Company in fiscal year 2004 to members of the Company's Board of Directors is approved and ratified in all aspects and that the compensation to be paid to, or on behalf of, the Company's directors thereafter, including in future years, shall be at the maximum regulatory rates permitted under Israeli law with respect to External Directors for companies similarly classified based on their shareholders' equity".

The Board of Directors recommends a vote FOR approval of this resolution.

In addition, at the Meeting the Company will also present or report on the following matters relating to fiscal year 2003:

     o its Independent Auditors' Report, Management Report and Consolidated Financial Statements for the fiscal year ended December 31, 2003;

     o    the dividend paid to shareholders;

     o    the compensation paid to the Company's directors; and

     o    the compensation arrangement with the Company's independent auditors.


                                     By Order of the Board of Directors

                                          MICHAEL FEDERMANN
                                          Chairman of the Board of Directors


                                          JOSEPH ACKERMAN
                                          President and Chief Executive Officer

Date:  October 18, 2004

          [FOR ANNEX A ONLY: please refer to pdf document attached as Exhibit 99 in order to view the deleted text]


                                     ANNEX A

                                       TO

                       ELBIT SYSTEMS LTD. PROXY STATEMENT



                      AMENDMENTS TO ARTICLES OF ASSOCIATION

The following Articles of the Company's Articles of Association shall be amended by adding the underlined wording and deleting the strike out wording:

     1.   Article 16(b) shall be amended as follows:


     (b) Subject to any preferential or limited rights to receive dividends, all dividends will be declared and paid according to the amounts paid or credited as paid on the applicable Shares. All dividends will be apportioned and paid proportionately to the amounts paid or credited as paid on the Shares . However, a Share may be issued on terms providing that it will qualify for dividends only from a particular date.



     2.   Article 22(c) shall be amended as follows:


     (c) The number of Directors comprising the Board will be at least five (5) and not more than seventeen (17). Until otherwise determined by the Board or at a General Meeting, the number of Directors will be ten
          (10). The Board will include at least two (2) External Directors in accordance with the requirements of the Law. A Director need not to be a Shareholder. The President may serve as a Director in accordance with Article 27(c) below.


     3.   Article 23(c) shall be amended as follows:


     (c) The Chairman of the Board of Directors will be appointed by the Board of Directors. Such Director will serve as Chairman of the Board of Directors until he ceases to hold the office of Director or until he is replaced by the Board of Directors.



     4.   Article 23(e) shall be amended as follows:


     (e) If the number of Directors is reduced below ten (10) or any other number that may be determined by the Board or a General Meeting, and until additional Directors are elected or appointed so that the number of Directors is ten (10) or such other number so determined by the Board or a General Meeting, the Board may continue to act.

     5.   Article 25(a) shall be amended as follows:


     (a) The Board of Directors may meet, adjourn and otherwise regulate its meetings as it sees fit. However, the Board will meet at least once every three (3) months. Unless otherwise determined by the Board, the quorum for a Board meeting will be not less than half (1/2) of the then number of Directors.


     6.   Article 25(b) shall be amended as follows:


     (b) Questions arising at any Directors' meeting will be decided by a majority of votes cast at the meeting. In cases of an equality of votes the Chairman will not have a second or casting vote.


     7.   Article 26(b) shall be amended as follows:


     (b) The Board of Directors may appoint a chairman for any committee. If no chairman is appointed by the Board of Directors for a particular committee, than such a committee may elect a chairman. If no such chairman is appointed or elected, or if at any meeting the chairman is not present within fifteen (15) minutes after the time appointed for holding the meeting, the committee members present may choose a committee member to be chairman of the meeting. Unless otherwise specifically directed by the Board of Directors, the meetings and proceedings of any committee will be governed as applicable by the provisions in these Articles for regulating the meetings and proceedings of the Board.



     8.   Article 27(a) shall be amended as follows:


     (a) Subject to these Articles and the Law, the Board of Directors will from time to time appoint a President for such period, on such terms and with such powers as the Board may determine. The compensation of the President may be by salary or any other consideration as determined by the Board.

     9.   Article 27(b) shall be amended as follows:


     (b) A President will be subject to the provisions of any contract between him and the Company, the terms of which will be approved by the Board of Directors.



     10.  Article 27(c) shall be amended as follows:


     (c) The President may hold, while he is President, the office of a Director, if he is elected or appointed in accordance with the provisions of these Articles. If so elected the President is subject to the same provisions as resignation and removal as the other Directors. In regard to his position as President, the President will be appointed as provided in Article 27(a) above and may be removed by the Board of Directors. If he ceases to hold the office of President for any reason and at that time he serves as a Director, he will immediately cease to be a Director. In any case, if the President does not serve as a Director, he will be entitled to attend any Board meeting.



     11.  Article 27(f) shall be amended as follows:



     (f) The Board of Directors may assume powers granted under these Articles or by law to the President, provided that such decision to assume power specifies the matters and time period for which such powers are assumed.



     12.  Article 32(a) shall be amended as follows:



          The Board of Directors, upon the recommendation of the Audit Committee, will appoint an Internal Auditor for the Company. Within the organizational structure of the Company the Internal Auditor will report to the President. The Internal Auditor may only be removed or replaced in accordance with the applicable provisions of the Law.

--------------------------------------------------------------------------------
                    ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES
--------------------------------------------------------------------------------



                        CONSOLIDATED FINANCIAL STATEMENTS
                             as of December 31, 2003
                                (In U.S. dollars)

--------------------------------------------------------------------------------
                    ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES
--------------------------------------------------------------------------------

                        CONSOLIDATED FINANCIAL STATEMENTS
                             as of December 31, 2003
                                 In U.S. dollars


                                 C O N T E N T S
                                 ---------------




                                                                          Page
                                                                          ----


REPORT OF INDEPENDENT AUDITORS                                            2 - 4

CONSOLIDATED FINANCIAL STATEMENTS

  Consolidated Balance Sheets                                             5 - 6

  Consolidated Statements of Income                                         7

  Statements of Changes in Shareholders' Equity                           8 - 9

  Consolidated Statements of Cash Flows                                  10 - 11

  Notes to the Consolidated Financial Statements                         12 - 58



                                  # # # # # # #

[LOGO OF ERNST & YOUNG]



                         REPORT OF INDEPENDENT AUDITORS


To the Shareholders of Elbit Systems Ltd.


We have audited the accompanying consolidated balance sheet of Elbit Systems Ltd. (the "Company") and its subsidiaries as of December 31, 2003, and the related consolidated statements of income, changes in shareholders' equity and cash flows for the year ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above, present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2003, and the consolidated results of their operations and cash flows for the year ended December 31, 2003, in conformity with accounting principles generally accepted in the United States.

As discussed in Note 2 to the consolidated financial statements, effective January 1, 2002, the Company adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible assets".



                                             Kost Forer Gabbay & Kasierer
                                         A member of Ernst & Young Global


Haifa, Israel
March 9, 2004

[LOGO OF ERNST & YOUNG]



REPORT OF INDEPENDENT AUDITORS



To the Shareholders of Elbit Systems Ltd.


We have audited the accompanying consolidated balance sheet of Elbit Systems Ltd. (the "Company") and its subsidiaries as of December 31, 2002, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial statements of Elbit Systems Ltd. As of December 31, 2001 and for the year then ended were audited by other auditors who have ceased operations as a foreign associated firm of the Securities and Exchange Commission Practice Section of the American Institute of Certified Public Accountants and whose report dated March 24, 2002, expressed an unqualified opinion on those statements.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above, present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2002 and the consolidated results of their operations and cash flows fro the year then ended in conformity with accounting principles generally accepted in the United States.

As discussed in Note 2 to the consolidated financial statements, the Company adopted the provisions of Statement of Financial Accounting Standards No. 141, Business Combinations, and No. 142, Goodwill and Other Intangible Assets, effective January 1, 2002.



                                              LUBOSHITZ KASIERER
                              AN AFFILIATE MEMBER OF ERNST & YOUNG INTERNATIONAL



Haifa, Israel
March 10, 2003

This is a copy of the previously issued Independent Public Account's report of Arthur Andersen. The report has not been reissued by Arthur Andersen.




REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Shareholders of


ELBIT SYSTEMS LTD.


We have audited the accompanying consolidated balance sheets of Elbit Systems Ltd. and its subsidiaries as of December 31, 2001 and 2000 and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Elbit Systems Ltd. and its subsidiaries as of December 31, 2001 and 2000, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.



                                              Luboshitz Kasierer
                                               Arthur Andersen

Haifa, Israel
March 24, 2002

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U. S. dollars (In thousands)


                                                                                        December 31,
                                                                               --------------------------------
                                                                   Note            2003              2002
                                                                ---------      --------------    --------------
CURRENT ASSETS:
Cash and cash equivalents                                                            $76,156           $76,280
Short-term bank deposits                                                                 690             1,650
Trade receivables, net                                             (3)               203,281           225,773
Other receivables and prepaid expenses                             (4)                48,363            42,698
Inventories, net of advances                                       (5)               249,225           220,399
                                                                               --------------    --------------
Total current assets                                                                 577,715           566,800
                                                                               --------------    --------------

INVESTMENTS AND LONG-TERM RECEIVABLES:
Investments in affiliated companies and
    partnership                                                    (6A)               26,478            21,947
Investments in other companies                                     (6B)               11,745            11,104
Long-term trade receivables                                                              393            20,859
Long-term bank deposits and loan                                   (7)                 1,954             3,686
Severance pay fund                                                 (2N)               76,218            67,024
                                                                               --------------    --------------
                                                                                     116,788           124,620
                                                                               --------------    --------------

PROPERTY, PLANT AND EQUIPMENT,
   NET                                                             (8)               229,221           202,961
                                                                               --------------    --------------



OTHER ASSETS, NET:                                                 (9)
Goodwill                                                                              32,576            32,162
Know-how and other intangible assets, net                                             67,436            73,607
                                                                               --------------    --------------
                                                                                     100,012           105,769
                                                                               --------------    --------------

                                                                                  $1,023,736        $1,000,150
                                                                               ==============    ==============

   The accompanying notes are an integral part of the consolidated financial statements

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U. S. dollars (In thousands, except per share data)

                                                                                         December 31,
                                                                               ---------------------------------
                                                                   Note            2003               2002
                                                                -----------    --------------    ---------------
CURRENT LIABILITIES:
Short-term bank credit and loans                                   (10)               $8,509           $24,302
Current maturities of long-term loans                              (13)                6,818             6,613
Trade payables                                                                       107,545            82,094
Other payables and accrued expenses                                (11)              156,527           141,304
Customers advances and amounts in excess of
    costs incurred on contracts in progress                        (12)               99,618           106,467
                                                                               --------------    ---------------
Total current liabilities                                                            379,017           360,780
                                                                               --------------    ---------------

LONG-TERM LIABILITIES:
Long-term loans                                                    (13)               62,038            73,173
Advances from customers                                            (12)                7,592            40,411
Deferred income taxes                                             (15E)               24,916            24,735
Accrued severance pay                                            (14,2N)              93,979            84,973
                                                                               --------------    ---------------
                                                                                     188,525           223,292
                                                                               --------------    ---------------
COMMITMENTS  AND CONTINGENT
  LIABILITIES                                                      (16)

MINORITY INTERESTS                                                                     4,115             4,717
                                                                               --------------    ---------------

SHAREHOLDERS' EQUITY                                               (17)
Share capital
Ordinary shares of New Israeli Shekels (NIS)
   1 par value;
Authorized -  80,000,000   shares as of
  December 31, 2003 and 2002;
Issued - 39,746,125 and 39,212,328 shares as
 of December 31, 2003 and 2002, respectively;
Outstanding - 39,337,304 and 38,803,507
 shares as of December 31, 2003 and 2002,
 respectively                                                                         11,273            11,154
Additional paid-in capital                                                           259,033           248,387
Accumulated other comprehensive loss                                                  (3,992)           (2,882)
Retained earnings                                                                    190,086           159,023
Treasury shares - 408,821 shares as of
  December 31, 2003 and 2002                                                          (4,321)           (4,321)
                                                                               --------------    ---------------
                                                                                     452,079           411,361
                                                                               --------------    ---------------

                                                                                  $1,023,736        $1,000,150
                                                                               ==============    ===============

   The accompanying notes are an integral part of the consolidated financial statements

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
--------------------------------------------------------------------------------
U. S. dollars (In thousands, except per share data)

                                                                                         Year ended December 31,
                                                                                 -----------------------------------------
                                                                      Note         2003             2002            2001
                                                                   ----------    ---------       ---------       ---------
Revenues                                                               (18)      $ 897,980       $ 827,456       $ 764,501
Cost of revenues                                                                   673,561         605,313         553,957
                                                                                 ---------       ---------       ---------
           Gross profit                                                            224,419         222,143         210,544
                                                                                 ---------       ---------       ---------

Research and development costs, net                                    (19)         54,919          57,010          58,759
Marketing and selling expenses                                                      69,943          65,691          54,876
General and administrative expenses                                                 46,077          41,651          43,216
                                                                                 ---------       ---------       ---------

                                                                                   170,939         164,352         156,851
                                                                                 ---------       ---------       ---------

  Operating income                                                                  53,480          57,791          53,693

Financial expenses, net                                                (20)         (4,870)         (3,035)         (2,617)
Other income (expenses), net                                           (21)            903            (462)            774
                                                                                 ---------       ---------       ---------
       Income before taxes on income                                                49,513          54,294          51,850
Taxes on income                                                        (15)         11,334           9,348          11,003
                                                                                 ---------       ---------       ---------
                                                                                    38,179          44,946          40,847
Equity in net earnings (losses) of affiliated companies and
   partnership                                                                       7,209             675            (598)
Minority interests in losses (earnings) of
   subsidiaries                                                                        557            (508)            547
                                                                                 ---------       ---------       ---------
  Net income                                                                     $  45,945       $  45,113       $  40,796
                                                                                 =========       =========       =========

  Earnings per share                                                  (17G)
   Basic net earnings per share                                                      $1.18           $1.17           $1.07
                                                                                 =========       =========       =========

   Diluted net earnings per share                                                    $1.14           $1.13           $1.04
                                                                                 =========       =========       =========



   The accompanying notes are an integral part of the consolidated financial statements

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
-------------------------------------------------------------------------------
U. S. dollars (In thousands, except per share data)

                                                                                                Accumulated
                                             Number of                       Additional            other
                                            outstanding         Share          paid-in         comprehensive
                                               shares          capital         capital             loss
                                            -------------    ------------    ------------    ----------------
Balance as of January 1, 2001                 37,811,398         $ 10,916       $ 235,462           $   -
  Exercise of options                            585,860              138           3,162               -
  Tax benefit in respect of options
      exercised                                        -                -           1,363               -
  Adjustment to capital reserve                        -                -          (3,874)              -
  Amortization of stock based
   compensation                                        -                -           8,512               -
  Purchase of treasury shares                    (66,986)               -               -               -
  Dividends paid                                       -                -               -               -
  Net income                                           -                -               -               -
                                            -------------    ------------    ------------    ----------------
 Total comprehensive income


Balance as of  December 31, 2001              38,330,272           11,054         244,625               -
Exercise of options                              473,235              100           4,040               -
Tax benefit in respect of options
   exercised                                           -                -             648               -
Amortization of stock based
  compensation                                         -                -            (926)              -
Dividends paid                                         -                -               -               -
Comprehensive income (loss):
Minimum pension liability                              -                -               -          (2,882)
Net income                                             -                -               -               -
                                            -------------    ------------    ------------    ----------------
 Total comprehensive income

Balance as of December 31, 2002               38,803,507          $11,154        $248,387         $(2,882)
                                            =============    ============    ============    ================



                                                                                  Total           Total other
                                             Retained         Treasury        shareholders'      comprehensive
                                             earnings          shares            equity             income
                                            ------------    -------------    --------------    ----------------
Balance as of January 1, 2001                  $  97,963       $  (3,613)       $ 340,728
  Exercise of options                                  -               -            3,300
  Tax benefit in respect of options
      exercised                                        -               -            1,363
  Adjustment to capital reserve                        -               -           (3,874)
  Amortization of stock based
   compensation                                        -               -            8,512
  Purchase of treasury shares                          -            (708)            (708)
  Dividends paid                                 (12,132)              -          (12,132)
  Net income                                      40,796               -           40,796          $ 40,796
                                            ------------    -------------    --------------    ----------------
 Total comprehensive income                                                                         $40,796
                                                                                               ================

Balance as of  December 31, 2001                 126,627          (4,321)         377,985
Exercise of options                                    -               -            4,140
Tax benefit in respect of options
   exercised                                           -               -              648
Amortization of stock based
  compensation                                         -               -             (926)
Dividends paid                                   (12,717)              -          (12,717)
Comprehensive income (loss):
Minimum pension liability                              -               -           (2,882)          $(2,882)
Net income                                        45,113               -           45,113            45,113
                                            ------------    -------------    --------------
 Total comprehensive income                                                                         $42,231
                                                                                               ================
Balance as of December 31, 2002                 $159,023         $(4,321)        $411,361
                                            ============    =============    ==============

   The accompanying notes are an integral part of the consolidated financial statements

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

-------------------------------------------------------------------------------
U. S. dollars (In thousands, except per share data)

                                                                                                Accumulated
                                             Number of                       Additional            other
                                            outstanding         Share          paid-in         comprehensive
                                               shares          capital         capital             loss
                                            -------------    ------------    ------------    ----------------
  Balance as of December 31, 2002            38,803,507          $11,154        $248,387         $(2,882)
  Exercise of options                           533,797              119           5,147               -
  Tax benefit in respect of
     options exercised                                -                -             758               -
  Amortization of stock based
   compensation                                       -                -           4,741               -
 Dividends paid                                       -                -               -               -
 Comprehensive income (loss):
 Unrealized gains on derivative
    instruments                                       -                -               -            (578)
 Foreign currency translation differences             -                -               -             340
 Minimum pension liability                            -                -               -            (872)
 Net income                                           -                -               -               -
                                            -------------    ------------    ------------    ----------------
Total comprehensive income

Balance as of December 31, 2003              39,337,304          $11,273        $259,033         $(3,992)
                                            =============    ============    ============    ================

Accumulated other comprehensive loss
Accumulated gains on derivative instruments                                                      $ (578)
Accumulated foreign currency translation differences                                                340
Accumulated minimum pension liability                                                            (3,754)
                                                                                             ---------------
 Accumulated other comprehensive loss
    as of December 31, 2003                                                                     $(3,992)
                                                                                             ===============


                                                                                  Total           Total other
                                             Retained         Treasury        shareholders'      comprehensive
                                             earnings          shares            equity             income
                                            ------------    -------------    --------------    ----------------
  Balance as of December 31, 2002              $159,023         $(4,321)        $411,361
  Exercise of options                                 -               -            5,266
  Tax benefit in respect of
     options exercised                                -               -              758
  Amortization of stock based
   compensation                                       -               -            4,741
 Dividends paid                                 (14,882)              -          (14,882)
 Comprehensive income (loss):
 Unrealized gains on derivative
    instruments                                       -               -             (578)            $(578)
 Foreign currency translation differences             -               -              340               340
 Minimum pension liability                            -               -             (872)             (872)
 Net income                                      45,945               -           45,945            45,945
                                            ------------    -------------    --------------    ----------------
Total comprehensive income                                                                         $44,835
                                                                                               ================
Balance as of December 31, 2003                $190,086         $(4,321)        $452,079
                                            ============    =============    ==============

Accumulated other comprehensive loss
Accumulated gains on derivative instruments
Accumulated foreign currency translation differences
Accumulated minimum pension liability

 Accumulated other comprehensive loss
    as of December 31, 2003


   The accompanying notes are an integral part of the consolidated financial statements.

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES


CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
U. S. dollars (In thousands)

                                                                                             Year ended December 31,
                                                                                   -----------------------------------------
                                                                                      2003            2002            2001
                                                                                   ---------       ---------       ---------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net income                                                                       $  45,945       $  45,113       $  40,796
  Adjustments required to reconcile net income to net cash provided by operating activities:
  Depreciation and amortization                                                       37,890          32,937          32,865
   Amortization of deferred stock based compensation                                   4,741            (926)          8,512
  Deferred income taxes, net                                                              35          (5,620)         (2,694)
  Accrued severance pay, net                                                          (1,240)          6,260            (633)
  Gain (loss) on sale of property, plant and equipment                                  (915)            743            (327)
  Tax benefit in respect of options exercised                                            758             648           1,363
  Minority interests in earnings (losses) of subsidiaries                               (557)            508            (547)
  Equity in net losses (earnings)  of affiliated companies and
      partnership, net of dividend received (*)                                       (4,995)           (675)            598
Changes in operating assets and liabilities:
  Decrease (increase) in short and long-term receivables and prepaid expenses         45,297          58,554          (9,963)
  Increase in inventories                                                            (38,651)        (55,106)        (72,165)
  Increase (decrease) in trade payable, other payables and accrued expenses           32,147         (19,321)         37,004
  Increase (decrease) in advances received from customers                            (27,855)         42,999           6,489
  Settlement of royalties with the Office of the Chief Scientist                      (1,581)          9,197               -
  Other adjustments                                                                      337             683            (117)
                                                                                   ---------       ---------       ---------
  Net cash provided by operating activities                                           91,356         115,994          41,181
                                                                                   ---------       ---------       ---------

CASH FLOWS FROM INVESTING ACTIVITIES
  Purchase of property, plant and equipment                                          (61,287)        (46,003)        (45,244)
  Investment grants received for property, plant and equipment                             -             119           1,334
  Acquisition of subsidiaries and businesses  (Schedule A)                            (2,458)         (5,280)         (3,344)
  Investments in affiliated companies and subsidiaries                                (1,049)         (1,681)           (801)
  Proceeds from sale of property, plant and equipment                                  5,815             956           3,010
   Grant of long-term loan                                                                 -            (714)              -
   Repayment of long-term loan                                                         2,400               -               -
   Repayment of short-term loan                                                            -           1,371               -
  Investment in long-term bank deposits                                               (1,750)         (1,228)         (1,872)
  Proceeds from sale of long-term bank deposits                                        3,568           1,689           2,322
  Short-term bank deposits, net                                                          960            (204)            (57)
                                                                                   ---------       ---------       ---------
  Net cash used in investing activities                                              (53,801)        (50,975)        (44,652)
                                                                                   ---------       ---------       ---------

CASH FLOWS FROM FINANCING ACTIVITIES
  Proceeds from exercise of options                                                    5,266           4,140           3,300
  Repayment of long-term credit for purchase of a building                                 -               -          (3,000)
   Purchase of treasury  shares                                                            -               -            (708)
  Repayment of long-term bank loans                                                  (27,066)         (3,249)        (13,049)
  Proceeds from long-term bank loans                                                  10,000           2,233          25,444
  Dividends paid                                                                     (14,882)        (12,717)        (12,132)
  Change in short-term bank credit and  loans, net                                   (10,997)        (19,729)         (6,517)
                                                                                   ---------       ---------       ---------
  Net cash used in financing activities                                              (37,679)        (29,322)         (6,662)
                                                                                   ---------       ---------       ---------

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                                    (124)         35,697         (10,133)
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR                                76,280          40,583          50,716
                                                                                   ---------       ---------       ---------
CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR                                   $  76,156       $  76,280       $  40,583
                                                                                   =========       =========       =========
(*) Dividend received                                                              $   2,214       $       -           $   -
                                                                                   =========       =========       =========

   The accompanying notes are an integral part of the consolidated financial statements.

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

--------------------------------------------------------------------------------
U. S. dollars (In thousands)

                                                                                            Year ended December 31,
                                                                                     --------------------------------------
                                                                                       2003           2002           2001
                                                                                     --------       --------       --------
SUPPLEMENTAL CASH FLOWS INFORMATION:

     Cash paid during the year for:
     Income taxes                                                                    $ 14,666       $ 21,730       $  9,469
                                                                                     ========       ========       ========
     Interest                                                                        $  4,034       $  2,947       $  6,649
                                                                                     ========       ========       ========

SCHEDULE A:
Subsidiaries and businesses acquired (*)

Estimated net fair value of assets acquired and liabilities assumed at the date of acquisition was as follows:

     Working capital deficiency (excluding cash and cash equivalents)                $    657      $       -       $    888
       Property, plant and equipment                                                     (249)          (275)        (1,886)
      Goodwill, know-how and other intangible assets                                   (1,334)        (5,078)        (3,800)
       Deferred income taxes                                                           (1,765)             -              -
      Long-term liabilities                                                               198              -          1,454
      Minority interest                                                                    35              -              -
                                                                                     --------       --------       --------
                                                                                       (2,458)        (5,353)        (3,344)
       Less short-term debt incurred on acquisition                                         -             73              -
                                                                                     --------       --------       --------
                                                                                     $ (2,458)      $ (5,280)      $ (3,344)
                                                                                     ========       ========       ========


(*) AEL in 2001 (see Note 1C). Defense systems division of Elron Telesoft in 2002 (see Note 1D). In 2003 the European Subsidiary (see Note 1E) and AD&D (see Note 1F).

   The accompanying notes are an integral part of the consolidated financial statements.

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES


NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U. S. dollars (In thousands)

Note 1 - GENERAL

         A. Elbit Systems Ltd. (the "Company") is an Israeli corporation, 30% owned by the Federmann Group and 20% owned by Elron Electronic Industries Ltd. ("Elron"). The Company's shares are traded on the Tel Aviv Stock Exchange and on the Nasdaq National Market in the United States. The Company and its subsidiaries (the "Group") are engaged mainly in the field of defense electronics. The Company's principal wholly owned subsidiaries are EFW Inc. ("EFW") and Elop Electro-Optics Industries Ltd. ("El-Op").

         B. A majority of the Group's revenues were derived in recent years from direct or indirect sales to governments or to government agencies. As a result, a substantial portion of the Group's sales is subject to the special risks associated with sales to governments or to government agencies. These risks include, among others, the dependency on the resources allocated by governments to defense programs, changes in governmental priorities and changes in governmental approvals regarding export licenses required for the Group products and for its suppliers. As for a major customer refer to Note 18C.


         C. In 2001, the Company acquired a 62.5% interest in Aeroeletronica - Industria de Componentes Avionicos S.A. ("AEL"), a Brazilian company located in Porto Alegre, for approximately $3,450 in cash. In July 2002, the Company acquired the remaining 37.5% interest for an additional $900 in cash. The consideration paid included approximately $1,200 held in escrow, pending final resolution of certain liabilities and contingencies of AEL to be resolved over a period of five years following the acquisition. The excess of cost over the fair value of net liabilities acquired of approximately $6,700 was allocated to land ($1,200) and identifiable intangible assets ($5,500), to be amortized over a period of 8 years.

            AEL serves as a center for the production and logistics support of defense electronics for programs in Brazil.

            The results of AEL's operations have been included in the consolidated financial statements from the date of acquisition.

            Pro forma information in accordance with Statement of Financial Accounting Standards No. 141 "Business Combinations" ("SFAS No. 141") has not been provided, since the revenues and net income of AEL were not material in relation to total consolidated revenues and net income for the year 2001.

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES


NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
--------------------------------------------------------------------------------
U. S. dollars (In thousands)

Note 1 - GENERAL (Cont.)

         D. In January 2002, the Company acquired from Elron Telesoft Inc. and its subsidiaries ("Elron Telesoft") the assets and the business of the Defense Systems Division of Elron Telesoft ("the Government Division") in consideration for $5,700 in cash. The excess of the purchase price over the fair value of net tangible assets acquired in the amount of approximately $5,100 was allocated to technology and other intangible assets to be amortized over a weighted average period of 3 years.

            The Government Division is engaged mainly in the development of communication systems, information technology and image intelligence processing for defense and military applications.

            The results of the Government Division have been included in the consolidated financial statements from the first quarter of 2002.

            Pro forma information in accordance with SFAS No. 141 has not been provided, since the revenues and net income of the Government Division were not material in relation to total consolidated revenues and net income for the years 2001 and 2002.

         E. In June 2003, the Company (through El-Op) acquired all of the outstanding Ordinary shares of European company (the European Subsidiary) in consideration for $1,846 in cash. The acquisition was accounted for by the purchase method of accounting.

            The European Subsidiary develops, manufactures and supports electro-optical products, mainly for the defense and space markets.

            The following table summarizes the fair values of the assets acquired and liabilities assumed at the date of acquisition as estimated by the Company:

                     Current assets                           $6,896
                     Property and equipment                      168
                     Deferred tax assets                       1,700
                        Total assets acquired                  8,764

                     Current liabilities                      (6,918)
                     Net assets acquired                      $1,846


                     The results of the European Subsidiary's operations have been included in the consolidated financial statements from the date of acquisition.

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

--------------------------------------------------------------------------------
U. S. dollars (In thousands)

Note 1   - GENERAL (Cont.)

            Pro forma information in accordance with SFAS No. 141 has not been provided, since the revenues and net income of the European Subsidiary were not material in relation to total consolidated revenues and net income for the years 2001, 2002 and 2003.


         F. In July 2003, the Company acquired approximately 54% of the outstanding shares of Aero Design Development Ltd. ("AD&D") an Israeli company in consideration for $1,406 in cash. The acquisition was accounted for by the purchase method of accounting.

            AD&D develops, manufactures and builds airborne models and other engineered products.

            The purchase price over the fair value of net tangible assets acquired in the amount of approximately $1,334 was allocated to know-how ($1,000) to be amortized by the straight-line method over a period of 10 years and to goodwill ($334).

            The following table summarizes the fair values of the assets acquired and liabilities assumed at the date of acquisition as estimated by the Company:

            Current assets                                         $604
            Property and equipment                                   81
            Know-how and goodwill                                 1,334
            Deferred tax assets                                      65
               Total assets acquired                              2,084

            Current liabilities                                    (445)
            Long-term liabilities                                  (198)
            Minority interest                                       (35)
            Net assets acquired                                  $1,406


            The results of AD&D.'s operations have been included in the consolidated financial statements from the date of acquisition.

            Pro forma information in accordance with SFAS No. 141 has not been provided, since the revenues and net income of AD&D were not material in relation to total consolidated revenues and net income for the years 2001, 2002 and 2003.

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

--------------------------------------------------------------------------------
U. S. dollars (In thousands)

Note 2 - SIGNIFICANT ACCOUNTING POLICIES

         The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States ("U.S. GAAP"). As applicable to the consolidated financial statements of the Group, such principles are substantially identical to accounting principles generally accepted in Israel, except as described in Note 23.

         A. USE OF ESTIMATES

            The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported and disclosure of contingent assets and liabilities in the financial statements and accompanying notes. Actual results could differ from those estimates.

         B. FINANCIAL STATEMENTS IN U.S. DOLLARS

            The Company's revenues are generated mainly in U.S. dollars. In addition, most of the Company's costs are incurred in U.S. dollars. The Company's management believes that the U.S. dollar is the primary currency of the economic environment in which the Company operates. Thus, the functional and reporting currency of the Company is the U.S. dollar.

            Transactions and balances originally denominated in U.S. dollars are presented at their original amounts. Transaction and balances in other currencies have been remeasured into U.S. dollars in accordance with principles set forth in SFAS No. 52 "Foreign Currency Translation". All exchange gain and losses from the remeasurement mentioned above are reflected in the statement of income in financial income or expenses.

            For those foreign subsidiaries whose functional currency has been determined to be other than the U.S. dollar, assets and liabilities are translated at year-end exchange rates and statement of income items are translated at average exchange rates prevailing during the year. Such translation adjustments are recorded as a separate component of accumulated other comprehensive income in shareholders' equity.

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

--------------------------------------------------------------------------------
U. S. dollars (In thousands)

Note 2 - SIGNIFICANT ACCOUNTING POLICIES (CONT.)


         C. PRINCIPLES OF CONSOLIDATION

            The consolidated financial statements include the accounts of the Company and its wholly and majority-owned subsidiaries.

            The consolidated subsidiaries include El-Op, EFW and other Israeli and non-Israeli subsidiaries.

            Intercompany transactions and balances including profit from intercompany sales not yet realized outside the Group have been eliminated upon consolidation.

         D. CASH EQUIVALENTS

            Cash equivalents, are short-term highly liquid investments that are readily convertible to cash with maturities of three months or less at the date of acquisition.

         E. SHORT-TERM BANK DEPOSITS

            Short-term bank deposits are deposits with maturities of more than three months but less than one year. The short-term bank deposits are presented at their cost.

         F. INVENTORIES

            Inventories are stated at the lower of cost or net realizable value. Inventory write-offs are provided for slow-moving items or technological obsolescence for which recoverability is not probable.

            Cost is determined as follows:

            -  Raw materials using the average cost method.

            - Costs incurred on long-term contracts in progress represent recoverable costs incurred for production, allocable operating overhead and, where appropriate, research and development costs (refer to Note 2Q).

            Advances from customers are allocated to the applicable contract inventories and are reflected as an offset against the related inventory balances.

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

--------------------------------------------------------------------------------
U. S. dollars (In thousands)

Note 2 - SIGNIFICANT ACCOUNTING POLICIES (CONT.)

         G. INVESTMENT IN AFFILIATED COMPANIES, PARTNERSHIP AND OTHER COMPANIES

            Investments in non-marketable shares of companies in which the Group holds less than 20% and the Group does not have the ability to exercise significant influence over operating and financial policies of the companies are recorded at the lower of cost or estimated fair value.

            Investments in companies and partnership over which the Group can exercise significant influence (generally, entities in which the Group holds between 20% and 50% of voting rights) are presented using the equity method of accounting. Profits on intercompany sales, not realized outside the Group, were eliminated. The Group discontinues applying the equity method when its investment (including advances and loans) is reduced to zero and it has not guaranteed obligations of the affiliate or otherwise committed to provide further financial support to the affiliate.

            Certain investments are accounted for under the hypothetical liquidation method. For these investments, the Group applies Emerging Issues Task Force ("EITF 99-10"), "Percentage Used to Determine the Amount of Equity Method Losses", according to which the Group recognizes equity method losses based on the ownership level of the particular investee security or loan held by the Group to which the equity method losses are being applied.

            The Group's investments in affiliates are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an investment may not be recoverable. As of December 31, 2003, based on management's most recent analyses, no impairment losses have been identified.

         H. LONG-TERM TRADE RECEIVABLES

            Long-term trade receivables from extended payment agreements are recorded at their estimated present values (determined based on the original rates of interest).

         I. LONG-TERM BANK DEPOSITS

            Bank deposits with maturities of more than one year are presented at cost including accumulated interest.

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

--------------------------------------------------------------------------------
U. S. dollars (In thousands)

Note 2 - SIGNIFICANT ACCOUNTING POLICIES (CONT.)

         J. PROPERTY, PLANT AND EQUIPMENT

            Property, plant and equipment are stated at cost, net of accumulated depreciation and investment grants. For equipment produced for the Group's own use, cost includes materials, labor and overhead, but not in excess of the fair value of the equipment. Depreciation is calculated by the straight-line method over the estimated useful life of the assets at the following annual rates:

                                                         %
                                                       -----
            Buildings                                   2-4      (mainly 4%)
            Instruments, machinery and equipment       10-33
            Office furniture and other                 6-33
            Motor vehicles                             15-20      (mainly 15%)


            Land rights and leasehold improvements - over the term of the lease.

         K. IMPAIRMENT OF LONG-LIVED ASSETS

            The Group's long-lived assets and certain identifiable intangible assets are reviewed for impairment in accordance with SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets" whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the asset. If an asset is determined to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds its fair value. As of December 31, 2003, no impairment losses have been identified.

         L. OTHER ASSETS

            Intangible assets subject to amortization arose from acquisitions prior to July 1, 2001, are being amortized on a straight-line basis over their useful life in accordance with APB Opinion No. 17, "Intangible Assets" ("APB No. 17").

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

--------------------------------------------------------------------------------
U. S. dollars (In thousands)

Note 2 - SIGNIFICANT ACCOUNTING POLICIES (CONT.)

         L. OTHER ASSETS (CONT.)

            Intangible assets acquired in a business combination for which date is on or after July 1, 2001, are being amortized over their useful life using a method of amortization that reflects the pattern in which the economic benefits of the intangible assets are consumed or otherwise used up, in accordance with Statements of Financial Accounting Standards No. 142 "Goodwill and Other Intangible Assets", ("SFAS No. 142").


         M. GOODWILL

            Goodwill represents excess of the cost of acquired entities over the net fair values of the assets acquired and liabilities assumed. Goodwill that arose from acquisitions prior to July 1, 2001, was amortized until December 31, 2001, on a straight-line basis over 10
            - 20 years. Under SFAS No. 142, such goodwill shall no longer be amortized effective as of January 1, 2002. Goodwill acquired in a business combination on or after July 1, 2001 is not amortized.

            SFAS No. 142 requires goodwill to be tested for impairment on adoption and at least annually thereafter or between annual tests in certain circumstances, and written down when impaired, rather than being amortized as previous accounting standards required. Goodwill attributable to each of the reporting units is tested for impairment by comparing the fair value of each reporting unit with its carrying value. If the carrying value exceeds the fair value, impairment is measured by comparing the implied fair value of goodwill to its carrying value. Fair value of a reporting unit is determined using discounted cash flows. Significant estimates used in the methodology include estimates of future cash flows, future short-term and long-term growth rates and weighted average cost of capital for each of the reporting units. As of December 31, 2003, no impairment losses have been identified.

            The adoption of SFAS 142 did not affect the financial position and results of operations of the Group as of January 1, 2002.

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

--------------------------------------------------------------------------------
U. S. dollars (In thousands)

Note 2 - SIGNIFICANT ACCOUNTING POLICIES (CONT.)

         N. SEVERANCE PAY

            Under Israeli law and employment agreements, the Group's companies in Israel are required to make severance payments and, in certain situations, pay pensions to terminated employees. The calculation is based on the employee's latest salary and the period of his employment. The companies' obligation for severance pay and pension is provided by monthly deposits with insurance companies, pension funds and by an accrual.

            The value of severance pay funds is presented in the balance sheet and includes profits accumulated to balance sheet date. The amounts deposited may be withdrawn only after fulfillment of the obligations pursuant to Israeli severance pay law or labor agreements. The value of the deposited funds are based on the cash surrendered value of these funds and include immaterial profits.

            Severance pay expenses for the years ended December 31, 2003, 2002 and 2001, amounted to approximately $11,491, $10,138 and $8,097, respectively.

         O. REVENUE RECOGNITION

            The Group generates revenues from long-term contracts involving the design, development, manufacture and integration of defense systems and products and providing support and services for such systems and products. Revenues from long-term contracts are recognized based on Statement of Position 81-1 "Accounting for Performance of Construction-Type and Certain Production - Type Contracts" ("SOP 81-1") on the percentage of completion method.

            Sales and anticipated profit under long-term fixed-price production type contracts are recorded on a percentage of completion basis, generally using units of delivery as the measurement basis for effort accomplished. Estimated contract profit is included in earnings in proportion to recorded sales.

            Sales under certain long-term fixed-price contracts which, among other things require a significant amount of development effort in relation to total contract value, are recorded using the cost-to-cost method of accounting where sales and profit are recorded based on the ratio of costs incurred to estimated total costs at completion but not before the Group achieves certain milestones. As for research and development costs accounted for as contract costs refer to Note 2Q.

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

--------------------------------------------------------------------------------
U. S. dollars (In thousands)

Note 2 - SIGNIFICANT ACCOUNTING POLICIES (CONT.)

         O. REVENUE RECOGNITION (CONT.)

            Sales under long-term fixed-price development and production type contracts are recorded on a percentage of completion basis using cost-to-cost method and units of delivery method, as applicable.

            Estimated gross profit or loss from long-term contracts may change due to changes in estimates resulting from differences between actual performance and original forecasts. Such changes in estimated gross profit are recorded in results of operations when they are reasonably determinable by management, on a cumulative catch-up basis.

            Amounts representing contract change orders, claims or other items are included in sales only when they can be reliably estimated and realization is probable. Penalties and awards applicable to performance on contracts are considered in estimating sales and profit rates, and are recorded when there is sufficient information to assess anticipated contract performance.

            The Group believes that the use of the percentage of completion method is appropriate as the Group has the ability to make reasonably dependable estimates of the extent of progress towards completion, contract revenues and contract costs. In addition, contracts executed include provisions that clearly specify the enforceable rights regarding services to be provided and received by the parties to the contracts, the consideration to be exchanged and the manner and terms of settlement. In all cases the Group expects to perform its contractual obligations and its customers are expected to satisfy their obligations under the contract. Anticipated losses on contracts are charged to earnings when identified.

            Sales under cost-reimbursement-type contracts are recorded as costs are incurred. Applicable estimated profits are included in earnings in the proportion that incurred costs bear to total estimated costs.

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

--------------------------------------------------------------------------------
U. S. dollars (In thousands)

Note 2 - SIGNIFICANT ACCOUNTING POLICIES (CONT.)

         P. WARRANTY

            The Group estimates the costs that may be incurred under its basic warranty and records a liability in the amount of such costs at the time revenue is recognized. The specific terms and conditions of those warranties vary depending upon the product sold and the country in which the Group does business. Factors that affect the Group's warranty liability include the number of delivered units, engineering estimates and anticipated rates of warranty claims. The Group periodically assesses the adequacy of its recorded warranty liability and adjusts the amount as necessary.

            Changes in the Group's provision for warranty during the year are as follows:


            Balance, at January 1, 2003                              $ 8,541
            Warranties issued during the year                          4,491
            Warranties forfeited or exercised during the year         (3,340)
                                                                 ---------------

            Balance, at December 31, 2003                            $ 9,692
                                                                 ===============

         Q. RESEARCH AND DEVELOPMENT COSTS

            Research and development costs, net of participations, are charged to operations as incurred.

            Group sponsored research and development costs primarily include independent research and development and bid and proposal efforts.

            Under certain arrangements in which a customer shares in product development costs, the Group's portion of such unreimbursed costs is expensed as incurred. Customer-sponsored research and development costs incurred pursuant to contracts are accounted for as contract costs.

            Certain Group companies in Israel receive grants (mainly royalty-bearing) from the Government of Israel and from other sources for the purpose of funding approved research and development projects. These grants are recognized at the time the applicable company is entitled to such grants on the basis of the costs incurred and are presented as a deduction from research and development costs.

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

--------------------------------------------------------------------------------
U. S. dollars (In thousands)

Note 2 - SIGNIFICANT ACCOUNTING POLICIES (CONT.)

         R. INCOME TAXES

            The Group accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes". This Statement prescribes the use of the liability method whereby deferred tax assets and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Group provides a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value.

         S. CONCENTRATION OF CREDIT RISKS

            Financial instruments that potentially subject the Group to concentrations of credit risk consist principally of cash and cash equivalents and trade receivables.

            The majority of the Group's cash and cash equivalents and deposits are invested in dollar instruments with major banks in Israel and in the U.S. Management believes that the financial institutions that hold the Group investments are financially sound and accordingly, minimal credit risk exists with respect to these investments.

            The Group's trade receivables are derived primarily from sales to large and solid customers and governments located mainly in Israel, the United States and Europe. The Group performs ongoing credit evaluations of its customers and to date, has not experienced any unexpected material losses except for a one time loss in 2002 of approximately $4,600 due to the insolvency of one of the Group's customers. An allowance for doubtful accounts is determined with respect to those amounts that the Group has determined to be doubtful of collection.

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

--------------------------------------------------------------------------------
U. S. dollars (In thousands)

Note 2 - SIGNIFICANT ACCOUNTING POLICIES (CONT.)

         T. DERIVATIVE FINANCIAL INSTRUMENTS

            Financial Accounting Standards Board Statement No. 133, Accounting for Derivative Instruments and Hedging Activities ("SFAS No. 133"), requires companies to recognize all of its derivative instruments as either assets or liabilities in the statement of financial position at fair value. The accounting for changes in the fair value (i.e. gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and further, on the type of hedging relationship. For those derivative instruments that are designated and qualify as hedging instruments, a company must designate the hedging instrument, based upon the exposure being hedged, as a fair value hedge, cash flow hedge or a hedge of a net investment in a foreign operations.

            For derivative instruments that are designated and qualify as a fair value hedge (i.e., hedging the exposure to changes in the fair value of an asset or a liability or an identified portion thereof that is attributable to a particular risk), the gain and loss on the derivative instrument as well as the offsetting loss or gain on the hedged item attributable to the hedged risk are recognized in the same line item associated with the hedged item in current earnings during the period of the change in fair values. For derivative instruments that are designated and qualify as a cash flow hedge (i.e. hedging the exposure to variability in expected future cash flows that is attributable to a particular risk), the effective portion of the gain or loss on the derivative instrument is reported as a component of other comprehensive income and reclassified into earnings in the same line item associated with the forecasted transaction in the same period or periods during which the hedged transaction affects earnings.

            The remaining gain or loss on the derivative instrument in excess of the cumulative change in the present value of future cash flows of the hedged item, if any, is recognized in other income/expense in current earnings during the period of change.

            For derivative instruments not designated as hedging instruments, the gain or loss is recognized in other income/expense in current earnings during the period of change.

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

--------------------------------------------------------------------------------
U. S. dollars (In thousands)

Note 2 - SIGNIFICANT ACCOUNTING POLICIES (CONT.)

         T. DERIVATIVE FINANCIAL INSTRUMENTS (CONT.)

            As part of its fair value hedging strategy the Group enters into forward exchange contracts to hedge certain firm commitments denominated in foreign currencies. The purpose of the Group's foreign currency hedging activities is to protect the Group from risk that the eventual dollar cash flows from the sale of products to international customers will be adversely affected by changes in the exchange rates.

            In addition, in order to ensure the dollar value of certain assets and liabilities, the Group has enters into forward exchange contracts.

            As part of its cash flows hedging strategy the Group enters into forward exchange contracts to hedge forecasted salary expenses denominated in currency other than the U.S. dollar.

            As of December 31, 2003, the Group had forward contracts with notional value of approximately $27,500 to purchase and sell foreign currencies. The Group also had options to hedge future cash flow in the amount of $24,000. The forward contracts and the options mature in 2004.

            The fair value of the foreign exchange contracts as of December 31, 2003 amounted to $1,113. The fair value of the options as of December 31, 203 is minimal.

         U. STOCK-BASED COMPENSATION

            The Company has elected to follow Accounting Principles Board Opinion No. 25 ("APB No. 25") "Accounting for Stock Issued to Employees" and FASB Interpretation No. 44 ("FIN No. 44") "Accounting for Certain Transactions Involving Stock Compensation" in accounting for its employee stock option plans. Under APB No. 25, compensation expense is recognized based on the intrinsic value method where by compensation expense is equal to the excess if any of the quoted market price of the stock at the grant date of the award or other measurement date, over the amount an employee must pay to acquire the stock. The Company recognizes the expense over the vesting period of the award.

            In respect of phantom share options, the Company applies variable stock compensation accounting (See Note 17C).

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

--------------------------------------------------------------------------------
U. S. dollars (In thousands)

Note 2 - SIGNIFICANT ACCOUNTING POLICIES (CONT.)

         U. STOCK-BASED COMPENSATION (CONT.)

            The Company adopted the disclosure provisions of Financial Accounting Standards Board Statement No. 148, "Accounting for Stock-Based Compensation - transition and disclosure" ("SFAS No. 148"), which amended certain provisions of SFAS No. 123, "Accounting for Stock-Based Compensation", to provide alternative methods of transition for an entity that voluntarily changes the fair value based method of accounting for stock-based employee compensation, effective as of the beginning of the fiscal year. The Company continues to apply the provisions of APB No. 25, in accounting for stock-based compensation.

            Pro forma information regarding the Company's net income and net earnings per share is required by SFAS No. 123 and has been determined as if the Company had accounted for its employee stock options under the fair value method prescribed by SFAS No. 123.

            The fair value for options granted in 2003, 2002 and 2001 is amortized over their vesting period and estimated at the date of grant using a Black-Scholes options pricing model with the following weighted average assumptions:

                                             2003           2002          2001
                                           -------        -------        -------
            Divided yield                  2.19%          1.99%          2.03%
            Expected volatility           19.03%           21.9%        33.8%
            Risk-free interest             1.20%          1.34%          2%
            Expected life of up to         6 years        6 years        6 years
                                           -------        -------        -------

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

--------------------------------------------------------------------------------
U. S. dollars (In thousands)

Note 2 - SIGNIFICANT ACCOUNTING POLICIES (CONT.)

         U. STOCK-BASED COMPENSATION (CONT.)

            Pro forma information under SFAS No.123 is as follows:

                                                                         Year ended December 31,
                                                                 --------------------------------------
                                                                    2003         2002           2001
                                                                 --------      --------      ----------
              Net income  as reported                            $ 45,945      $ 45,113      $   40,796
               Add - Stock based compensation
                         expense (income), net of related
                         tax effects as reported (intrinsic
                        method)                                     3,793          (741)          6,810
               Deduct - Stock based compensation
                             expense under fair value based
                            method of  SFAS 123 net of
                             related tax effects                   (2,956)       (2,956)         (2,932)
                                                                 --------      --------      ----------
               Pro forma net income                              $ 46,782      $ 41,416      $   44,674
                                                                 ========      ========      ==========

              Net earnings per share:
               Basic net earnings per share as reported          $   1.18      $   1.17      $     1.07
                                                                 ========      ========      ==========

              Diluted net earnings per share as reported         $   1.14      $   1.13      $     1.04
                                                                 ========      ========      ==========

              Pro forma basic net earnings per share             $   1.20      $   1.08      $     1.18
                                                                 ========      ========      ==========

              Pro forma diluted net earnings per share           $   1.16      $   1.04      $     1.14
                                                                 ========      ========      ==========


         V. FAIR VALUE FINANCIAL INSTRUMENTS

            The carrying amount reported in the balance sheet for cash and cash equivalents, short-term bank deposits, trade receivables, short-term bank credit and loans and trade payables approximate their fair values due to the short-term maturities of such instruments.

            Long-term loans are estimated by discounting the future cash flows using current interest rates for loans of similar terms and maturities. The carrying amount of the long-term loans approximates their fair value.

            The fair value of foreign currency contracts (used for hedging purposes) is estimated by obtaining current quotes from investment bankers.

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

--------------------------------------------------------------------------------
U. S. dollars (In thousands)

Note 2 - SIGNIFICANT ACCOUNTING POLICIES (CONT.)

         V. FAIR VALUE FINANCIAL INSTRUMENTS (CONT.)

            It was not practicable to estimate the fair value of the Group's investments in shares of non-public companies that are accounted for under the cost method because of the lack of a quoted market price and the inability to obtain valuation of each company without incurring excessive costs. The carrying amounts of these companies were $11,104 and $11,745 as of December 31, 2002 and 2003, respectively, and represent the original cost of acquisition.

         W. BASIC AND DILUTED NET EARNINGS PER SHARE

            Basic net earnings per share is computed based on the weighted average number of Ordinary shares outstanding during each year. Diluted net earnings per share is computed based on the weighted average number of Ordinary shares outstanding during each year, plus dilutive potential Ordinary shares considered outstanding during the year in accordance with SFAS No. 128 "Earnings Per Share". Outstanding stock options are excluded from the calculation of the diluted net earnings per Ordinary share when such securities are anti-dilutive. In all the years presented no stock options were excluded.

         X. IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS

            In November 2002, the FASB issued FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, an interpretation of FASB Statements No. 5, 57, and 107 and Rescission of FASB Interpretation No. 34" ("FIN No. 45"). FIN No. 45 elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee.

            FIN No. 45 does not prescribe a specific approach for subsequently measuring the guarantor's recognized liability over the term of the related guarantee. It also incorporates, without change, the guidance in FASB Interpretation No.34, "Disclosure of Indirect Guarantees of Indebtedness of Others", which is being superseded. The disclosure provisions of FIN No. 45 are effective for financial statements of interim or annual periods that end after December 15, 2002, and the

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

--------------------------------------------------------------------------------
U. S. dollars (In thousands)

Note 2 - SIGNIFICANT ACCOUNTING POLICIES (CONT.)

         X. IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS

            provisions for initial recognition and measurement are effective on a prospective basis for guarantees that are issued or modified after December 31, 2002, irrespective of a guarantor's year-end. The adoption of FIN No. 45 did not have a material impact on the Group's results of operations or financial position.

            In November 2002, the EITF reached a consensus on Issue No. 00-21, "Revenue Arrangements with Multiple Deliverables." EITF Issue No. 00-21 provides guidance on how to account for arrangements that involve the delivery or performance of multiple products, services and/or rights to use assets. The provisions of EITF Issue No. 00-21 applied to revenue arrangements entered into in fiscal periods beginning after June 15, 2003. Additionally, companies will be permitted to apply the consensus guidance in this issue to all existing arrangements as the cumulative effect of a change in accounting principle in accordance with APB Opinion No. 20, "Accounting Changes". The adoption of EITF Issue No. 00-21 did not have a material impact upon the Company's consolidated financial position, cash flows or results of operations.

            In December 2003, the SEC issued Staff Accounting Bulletin ("SAB") No. 104, "Revenue Recognition." ("SAB No. 104") which revises or rescinds certain sections of SAB No. 101, "Revenue Recognition", in order to make this interpretive guidance consistent with current authoritative accounting and auditing guidance and SEC rules and regulations. The changes noted in SAB NO. 104 did not have a material effect on the Company's consolidated financial position, results of operations or cash flows.

            In 2003, the FASB issued FASB Interpretation No. 46, Consolidation of Variable Interest Entities, an interpretation of Accounting Research Bulletin No. 51 ("FIN 46"). In December 2003, the FASB revised FIN 46 to make certain technical corrections and address certain implementation issues that had arisen. FIN 46 provides a new framework for identifying Variable Interest Entities ("VIE's") and determining when a company should include the assets, liabilities, non-controlling interests and results of activities of a VIE in its consolidated financial statements.

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

--------------------------------------------------------------------------------
U. S. dollars (In thousands)

Note 2 - SIGNIFICANT ACCOUNTING POLICIES (CONT.)

         X. IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS (CONT.)

            In general, a VIE is an entity that either (1) has an insufficient amount of equity to carry out its principal activities, without additional subordinated financial support, (2) has a group of equity owners that are unable to make significant decisions about the entity's activities, or (3) has a group of equity owners that do not have the obligation to absorb the entity's losses or the right to receive returns generated by its operations. FIN 46 requires the consolidation of a VIE by the primary beneficiary. The primary beneficiary is the entity that absorbs a majority of the entity's expected losses, receives a majority of the entity's expected residual returns, or both, as a result of ownership, contractual or other financial interests in the entity.

            The Group is currently evaluating the effects of this interpretation in respect of its investments. It is possible that some of its unconsolidated investees may be considered as VIEs in accordance with the interpretation. Accordingly, if it is determined that the Group is the primary beneficiary of a VIE, the Group will be required to consolidate the financial statements of such VIE with its own financial statements commencing in the first quarter of 2004.


         Y. RECLASSIFICATIONS

            Certain financial statement data for prior years has been reclassified to conform with current year financial statement presentation.

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

--------------------------------------------------------------------------------
U. S. dollars (In thousands)

Note 3 - TRADE RECEIVABLES, NET

              Trade receivables
                                                                December 31,
                                                          -------------------------
                                                            2003             2002
                                                          ---------       ---------
              Open accounts (*)                           $ 170,287       $ 185,997
              Unbilled receivables                           36,855          43,187
              Less - allowance for doubtful accounts         (3,861)         (3,411)
                                                          ---------       ---------
                                                          $ 203,281       $ 225,773
                                                          =========       =========

              (*)  Includes affiliated companies          $   6,668       $   9,647
                                                          =========       =========

Note 4 - OTHER RECEIVABLES AND PREPAID EXPENSES

                                               December 31,
                                          --------------------
                                            2003         2002
                                          -------      -------
              Prepaid expenses            $14,310      $12,244
              Government departments        5,826        5,915
              Employees                       513        1,029
              Deferred income taxes        21,908       19,997
              Others                        5,806        3,513
                                          -------      -------
                                          $48,363      $42,698
                                          =======      =======


Note 5 - INVENTORIES, NET OF ADVANCES

                                                                         December 31,
                                                                    --------      --------
                                                                      2003          2002
                                                                    --------      --------
              Cost incurred on long-term contracts in progress      $253,663      $210,418
              Raw materials                                           78,504        75,579
              Advances to suppliers and subcontractors                20,137        25,047
                                                                    --------      --------
                                                                     352,304       311,044
              Less -
              Cost incurred on contracts in progress deducted
                 from customer advances                               14,581        10,658
                                                                    --------      --------
                                                                     337,723       300,386
              Less -
                Advances received from customers                      77,482        67,624
                Provision for losses                                  11,016        12,363
                                                                    --------      --------
                                                                    $249,225      $220,399
                                                                    ========      ========

              The Company has transferred legal title of inventories to certain customers as collateral for advances received.

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

--------------------------------------------------------------------------------
U. S. dollars (In thousands)


Note 6 - INVESTMENTS IN AFFILIATED COMPANIES, PARTNERSHIP AND OTHER COMPANIES

         A. Investments in companies accounted for under the equity method:

                                  December 31,
                              --------------------
                               2003          2002
                              -------      -------
              SCD (1)         $17,347      $15,713
              VSI (2)           6,149        3,893
              Opgal (3)         2,390        2,028
              Others (4)          592          313
                              $26,478      $21,947
                              =======      =======

            (1) Semi Conductor Devices ("SCD"), an Israeli partnership, held 50% by the Company and 50% by Rafael Armaments Development Authority Ltd. ("Rafael"). SCD is engaged in the development and production of various thermal detectors and laser diodes. SCD is jointly controlled and therefore is not consolidated in the Company's financial statements.


            (2) Vision Systems International LLC ("VSI") based in San Jose, is a California limited liability company that is held 50% by EFW. VSI is jointly controlled and therefore is not consolidated in the Company's financial statements. VSI operates in the area of helmet mounted display systems for fixed wing military and paramilitary aircraft. VSI is jointly controlled and therefore is not consolidated in the Company's financial statements.

            (3) Opgal Optronics Industries Ltd. ("Opgal") is an Israeli company owned 50.1% by the Company and 49.9% by a subsidiary of Rafael. Opgal focuses mainly on commercial applications of thermal imaging and electro-optic technologies. The Company jointly controls Opgal with Rafael, and therefore Opgal is not consolidated in the Company's financial statements.

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

--------------------------------------------------------------------------------
U. S. dollars (In thousands)

Note 6 - INVESTMENTS IN AFFILIATED COMPANIES, PARTNERSHIP AND OTHER COMPANIES (CONT.)

            A. Investments in companies accounted for under the equity method (cont.)

                  (4) Mediguide Inc. ("Mediguide") and its Israeli subsidiary, Mediguide Ltd., were established in 2000 as a spin-off from the Company, which holds the majority of Mediguide's Ordinary shares. In 2001-2003, Mediguide issued Preferred shares to other investors in consideration for approximately $16,000. The Preferred shares entitle the other investors to preference rights in any liquidation event. Therefore, the Company did not record any gain as a result of the above transaction. In addition the Preferred shares entitle their holders to certain participating rights. Accordingly, based on the guidance in EITF 96-16, the Company does not consolidate Mediguide. The carrying value of the investment in Mediguide is zero.

                        RedC Optical Networks Inc. ("RedC") is engaged in the multi-focal optic communications sector and is held 36.5% by El-Op. RedC designs, develops and manufacture optical amplifiers for dense wave-length multiplexing
                        (DWDM) optical networks for telecommunication renders. Based on analysis performed, the Company recorded a provision for loss on its investment in RedC of $2,500 during the year ended December 31, 2002. This provision has been presented under "Equity in net earnings of affiliated companies and partnership".

                  (5)   See Note 16(E) for guarantees.

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

--------------------------------------------------------------------------------
U. S. dollars (In thousands)

Note 6 - INVESTMENTS IN AFFILIATED COMPANIES, PARTNERSHIP AND OTHER COMPANIES (CONT.)

            B.    Investments in companies accounted for under the cost method

                                       December 31
                                  --------------------
                                   2003          2002
                                  -------      -------
              Sultam (1)          $ 3,500      $ 3,500
              ISI (2)               7,230        7,230
              Aero Astro (3)        1,000            -
              Others                   15          374
                                  $11,745      $11,104
                                  =======      =======

                  (1) Sultam Systems Ltd. ("Sultam"), held 10%, is an Israeli company engaged in the development and manufacturing of military systems in the artillery sector.

                  (2) ImageSat International N.V. ("ISI"), held 14% (10% on a fully diluted basis), is engaged in the operation of satellite photography formations and commercial delivery of satellite photography for civil purposes.

                  (3) AeroAstro Inc. - In January 2003, the Company purchased Common stock of AeroAstro Inc., ("AAI") a Delaware corporation, representing 8.33% of the total outstanding Common stock of AAI on a fully diluted basis, in consideration for $1,000. AAI is engaged in innovative micro and nanospacecraft applications. AAI manufactures low-cost satellite systems and components, used in its own spacecraft and for spacecraft development in and outside the U.S.

Note 7 - LONG -TERM BANK DEPOSITS AND LOAN

                                                              December 31,
                                                           ------------------
                                                            2003        2002
                                                           ------      ------
              Deposits with bank for loans granted to
                employees (*)                              $1,901      $2,037
              Other deposits with bank                         53         935
              Long-term loan                                    -         714
                                                           $1,954      $3,686
                                                           ======      ======

                  (*) The deposits are linked to the Israeli CPI, bear annual interest of 4% and are presented net of current maturities of $633 (2002 - $680).

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

--------------------------------------------------------------------------------
U. S. dollars (In thousands)

Note 8 - PROPERTY, PLANT AND EQUIPMENT, NET

                                                                        December 31,
                                                                  -------------------------
                                                                     2003           2002
                                                                  ---------       ---------
              Cost (1):
              Land, buildings and leasehold improvements (2)      $ 143,223       $ 128,456
              Instruments, machinery and equipment (3)              194,129         169,467
              Office furniture and other                             24,943          21,904
              Motor vehicles                                         29,776          24,393
                                                                  ---------       ---------
                                                                    392,071         344,220
              Accumulated depreciation                             (162,850)       (141,259)
                                                                  ---------       ---------
              Depreciated cost                                    $ 229,221       $ 202,961
                                                                  =========       =========


            Depreciation expenses for the years ended December 31, 2003, 2002 and 2001 amounted to $30,775, $26,525 and $24,517, respectively.

            (1) Net of investment grants received (mainly for instruments, machinery and equipment) in the amounts of approximately $30,700 and $30,800 as of December 31, 2003 and 2002,
                  respectively.

            (2) Includes, rights in approximately 9,225 square meters of land in, Tirat Hacarmel, Israel. The land is leased from the Israel Land Administration until the years 2014 to 2024 with a renewal option for additional periods of up to 49 years. The Company's rights in the land have not yet been registered in its name.

                  Includes, rights in approximately 10,633 square meters of land in Rehovot, Israel. The land is leased from the Israel Land Administration until the year of 2043 with a renewal option for additional periods of up to 49 years. The Company's rights in the land have not yet been registered in its name.

            (3) Includes equipment produced by the Group for its own use in the amount of $10,498 and $5,517 as of December 31, 2003 and 2002, respectively.

            (4)   As for pledges of assets - see Note 16(H).

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

--------------------------------------------------------------------------------
U. S. dollars (In thousands)

Note 9  -  OTHER ASSETS, NET

              A.

                                                                    Weighted-average
                                                                        number of
                                                                          years               December 31,
                                                                                       ---------------------------
                                                                                          2003            2002
                                                                        --------       ---------          --------
                 Original cost:
                   Know-how and technology (1)                            12.5          $ 82,449          $ 81,398
                   Trade marks (2)                                         17              8,000             8,000
                   Goodwill (3)                                                           37,613            37,199
                                                                                       ---------          --------
                                                                                         128,062           126,597
                                                                                       ---------          --------

                 Accumulated amortization:
                   Know-how and technology                                                21,555            14,666
                   Trade marks                                                             1,458             1,125
                   Goodwill                                                                5,037             5,037
                                                                                       ---------          --------
                                                                                          28,050            20,828
                                                                                       ---------          --------

                 Amortized cost                                                        $ 100,012          $105,769
                                                                                       =========          ========

                  (1) Includes mainly know-how acquired in the merger with El-Op ($45,000), know-how acquired in the acquisition of AEL and the Government Division ($10,600) and intangible assets acquired from Honeywell Inc. ($9,300).

                  (2)   Includes trade marks acquired in the merger with El-Op.

                  (3) Includes mainly goodwill acquired in the merger with El-Op ($34,200) and goodwill acquired from Honeywell Inc. ($1,800). Until January 1, 2002, goodwill was amortized at an annual rate of 5% - 10%.

            B. Amortization expenses amounted to $7,222, $6,412 and $8,348 for the years ended December 31, 2003, 2002 and 2001, respectively.

            C. The annual amortization expense relating to intangible assets existing as of December 31, 2003 for each of the five years in the period ending December 31, 2008 is estimated to be approximately $6,000.

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

--------------------------------------------------------------------------------
U. S. dollars (In thousands)

Note 9  -  OTHER ASSETS, NET (CONT.)

              The following information is presented to reflect net income and net earnings per share for all prior periods adjusted to exclude amortization of goodwill.

                                                           Year ended
                                                          December 31,
                                                           ----------
                                                               2001
                                                           ----------
              Reported net income                          $   40,796
              Goodwill amortization                             2,760
                                                           ----------
              Adjusted net income                          $   43,556
                                                           ==========

              Net earnings per share
              Reported basic net earnings per share        $     1.07
              Goodwill amortization                              0.08
                                                           ----------
              Adjusted basic net earnings per share        $     1.15
                                                           ==========

              Reported diluted net earnings per share      $     1.04
              Goodwill amortization                              0.07
                                                           ----------
              Adjusted diluted net earnings per share      $     1.11
                                                           ==========


Note 10 - SHORT-TERM BANK CREDIT AND LOANS

                                                                                            December 31,
                                                                           --------------------------------------------
                                                                              2003      2002          2003          2002
                                                                           ---------  ---------    ---------  ---------
                                                                            Interest rate %
            Short-term bank loans:
              In U.S. dollars                                              3.3-4.75        3-5     $   533    $  13,512
              In EURO                                                      3.5             -         1,927            -
                                                                                                     2,460       13,512
            Short-term bank credit:
              In NIS unlinked                                              7.2        9.6-10.9       4,684        5,241
              In U.S. dollars                                              2.6         2.8-3.6       1,365        5,549
                                                                                                     6,049       10,790

                                                                                                    $8,509      $24,302

            The subsidiary in the U.S. maintains standby lines of credit with various banks. The sum of the lines equals $66,000 of which $15,900 was available as of December 31, 2003.

            As for liens - see Note 16F.

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

--------------------------------------------------------------------------------
U. S. dollars (In thousands)


Note 11 - OTHER PAYABLES AND ACCRUED EXEPNSES


                                                          December 31,
                                                    ----------------------
                                                      2003          2002
                                                    --------      --------
              Payroll and related expenses          $ 33,382      $ 27,912
                   Provision for vacation pay         25,280        20,492
              Government departments                  25,243        22,443
                        Provision for warranty         9,692         8,541
              Cost provisions and others              62,930        61,916
                                                    --------      --------
                                                    $156,527      $141,304
                                                    ========      ========


Note 12 - CUSTOMERS ADVANCES AND AMOUNTS IN EXCESS OF COSTS INCURRED ON CONTRACTS IN PROGRESS

                                                                   December 31,
                                                             ----------------------
                                                               2003          2002
                                                             --------      --------
              Advances received                              $199,273      $225,160
              Less -
                Advances presented under long-term
                   liabilities                                  7,592        40,411
                Advances deducted from inventories             77,482        67,624
                                                             --------      --------
                                                              114,199       117,125
              Less -
                Costs incurred on contracts in progress        14,581        10,658
                                                             --------      --------
                                                             $ 99,618      $106,467
                                                             ========      ========

                As for guarantees see Note 16G

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

--------------------------------------------------------------------------------
U. S. dollars (In thousands)

Note 13  - LONG-TERM LOANS

                                                             Interest              Years of               December 31,
                                           Linkage              %                   maturity            2003         2002
                                         ------------       -----------           -----------        --------     -------
              Banks                      U.S. dollars       Libor +
                                                            0.75%-1.85%           2004 - 2005         $57,574     $67,206

              Banks                      NIS-unlinked       Israeli
                                                            Prime                 2004 - 2022           3,599       3,383
              Office of chief            NIS-linked to                                                     8
                 scientist               the Israeli
                                         -CPI               5.2%                  2004 - 2008           7,683       9,197
                                                                                                      -------     -------
                                                                                                       68,856      79,786
              Less-current maturities                                                                   6,818       6,613
                                                                                                      -------     -------
                                                                                                      $62,038     $73,173
                                                                                                      =======     =======


            The Libor rate as of December 31, 2003 was 1.12%. The Israeli Prime rate as of December 31, 2003 was 6.3%. The maturities of these loans after December 31, 2003 are as follows:

              2004 - current maturities                         $    6,818
              2005                                                  56,136
              2006                                                   2,693
              2007                                                     139
              2008                                                     148
              2009 and thereafter                                    2,922
                                                                 ---------
                                                                 $  68,856
                                                                 =========

            In connection with bank credits and loans, including performance guarantees issued by banks and bank guarantees securing certain advances from customers, the Company and certain subsidiaries are obligated to meet certain loan covenants. Management believes that the Company and the subsidiaries meet the conditions of these covenants as of balance sheet date.

            As for charges see Note 16H.

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

--------------------------------------------------------------------------------
U. S. dollars (In thousands)

Note 14  -  BENEFIT PLANS

            The subsidiary in the U.S. has adopted for its employees in the U.S. benefits plans as follows:

            Defined Benefit Retirement Plan
            The subsidiary in the U.S. has two defined benefit pension plans (the Plans) covering substantially its employees in the U.S. Monthly benefits are based on years of benefit service and annual compensation. Annual contributions to the Plans are determined using the unit credit actuarial cost method and are equal to or exceed the minimum required by law. Pension fund assets of the Plans are invested primarily in stock, bonds and cash by a financial institution, as the investment manager of the Plans' assets.

            The following table reconciles the benefit obligations, Plans assets, funded status and net asset (liability) information of the
            Plans:

                                                                        December 31,
                                                                 -------------------------
                                                                  2003               2002
                                                                 ---------         --------
            Benefit obligation at beginning of year              $ 28,439          $22,358
            Service cost                                            2,480            2,067
            Interest cost                                           1,921            1,678
            Actuarial losses                                        2,825            2,955
            Benefits repaid                                          (700)            (619)
                                                                 ---------         --------
            Benefit obligation at end of year                      34,965           28,439
                                                                 ---------         --------

            Plans assets at beginning of year                      15,558           16,167
            Actual return on Plan assets                            2,689           (1,560)
            Contributions by employer                               3,649            1,571
            Benefits repaid                                          (700)            (619)
                                                                 ---------         --------
            Plans assets at end of year                            21,196           15,559
                                                                 ---------         --------
            Funded status of Plans (underfunded)                  (13,769)         (12,880)
            Unrecognized prior service cost                          (195)             234
            Unrecognized net actuarial loss                         9,395            7,582
                                                                 ---------         --------
            Net amount recognized                                  (4,569)          (5,064)
                                                                 =========         ========
            Net asset (liability) consists of:
            Accrued benefit liability                             (11,011)         (10,298)
            Intangible asset                                           51              234
            Accumulated other comprehensive income                  6,391            5,000
                                                                 ---------         --------
            Net amount recognized                                  (4,569)         $(5,064)
                                                                 =========         ========
            Weighted average assumptions :
               Discount rate as of December 31,                      6.25%            6.75%
               Expected long-term rate of return on
                 Plans assets                                        9.00%            9.00%
               Rate of compensation increase                         3.00%            3.00%

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES


NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
--------------------------------------------------------------------------------
U. S. dollars (In thousands)

Note 14  - BENEFIT PLANS (Cont.)

                                                                             Year ended December 31,
                                                                      -------------------------------------
                                                                          2003         2002        2001
                                                                      ----------    ----------    ---------
            Components of net periodic pension cost:
               Service cost                                             $ 2,480       $ 2,067     $ 1,766
               Interest cost                                              1,921         1,678       1,461
               Expected return on Plan assets                            (1,573)       (1,597)     (1,666)
              Amortization of prior service cost                            (15)           28          24
              Recognized of net actuarial gain                              339             -         (38)
              One-time FAS 88 charge for 2001 SRP                             -             -         177
                                                                      ----------    ----------    ---------
               Net periodic pension cost                                $ 3,152       $ 2,176     $ 1,724
                                                                      ==========    ==========    =========


            Defined Contribution Plan

            The 401(k) savings plan ("401(k) plan") is a defined contribution retirement plan that covers all eligible employees, as defined in section 401(k) of the U.S. Internal Revenue Code. Subsidiary's employees may elect to contribute a percentage of their annual gross compensation to the 401(k) plan. The U.S. subsidiary may make discretionary matching contributions as determined by the subsidiary. Total expense under the 401(k) plan amounted to $1,629 for the year ended December 31, 2003 (2002 - $1,369).

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

--------------------------------------------------------------------------------
U. S. dollars (In thousands)

Note 15  - TAXES ON INCOME

            A.    APPLICABLE TAX LAWS

                  (1) Measurement of taxable income under Israel's Income Tax (Inflationary Adjustments) Law, 1985:

                        Results for tax purposes for the Company and certain of its Israeli subsidiaries are measured and reflected in accordance with the change in the Israeli Consumer Price Index ("CPI"). As explained above in Note 2B, the consolidated financial statements are presented in U.S. dollars. The differences between the change in the Israeli CPI and in the NIS/U.S. dollar exchange rate cause a difference between taxable income and the income before taxes reflected in the consolidated financial statements.

                        In accordance with paragraph 9(f) of SFAS No. 109, the Company has not provided deferred income taxes on the above difference between the reporting currency and the tax basis of assets and liabilities.

                  (2) Tax benefits under Israel's Law for the Encouragement of Industry (Taxes), 1969:

                        The Company and certain subsidiaries in Israel (mainly El-Op and Cyclone) are "Industrial Companies", as defined by the Law for the Encouragement of Industry (Taxes), 1969, and as such, these companies are entitled to certain tax benefits, mainly amortization of costs relating to know-how and patents over eight years, accelerated depreciation and the right to deduct public issuance expenses for tax purposes.

                  (3) Tax benefits under Israel's Law for the Encouragement of Capital Investments, 1969:

                        Several expansion programs of the Company and certain of its Israeli subsidiaries ("the companies") have been granted "Approved Enterprise" status under Israel's Law for the Encouragement of Capital Investments, 1959. For some expansion programs, the companies have elected the grants track and for others they have elected the alternative tax benefits track, waiving grants in return for tax exemptions.

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

--------------------------------------------------------------------------------
U. S. dollars (In thousands)

Note 15  -  TAXES ON INCOME

            A.    APPLICABLE TAX LAWS (CONT.)

                  (3) Tax benefits under Israel's Law for the Encouragement of Capital Investments, 1959 (cont.):

                        Accordingly, certain income of the companies, derived from the "Approved Enterprise" expansion programs is tax exempt for two-year to ten-year period and subject to reduced tax rates of 25% for a five-year to eight-year period commencing in the year in which the companies had taxable income (limited to twelve years from commencement of production or fourteen years from the date of approval, whichever is earlier). As of December 31, 2003, the tax benefits for these expansion programs will expire between 2004 to 2010.

                        The entitlement to the above benefits is subject to the companies fulfilling the conditions specified in the above referred law, regulations published there under and the letters of approval for the specific investments in "Approved Enterprises". In the event of failure to comply with these conditions, the benefits may be canceled and the companies may be required to refund the amount of the benefits, in whole or in part, including interest. (For liens - see Note 16F). As of December 31, 2003, Management believes that the companies are meeting all conditions of the approvals.

                        The tax-exempt income attributable to the "Approved Enterprise" can be distributed to shareholders without imposing tax liability on the companies only upon the complete liquidation of the companies. As of December 31, 2003, retained earnings included approximately $96,000 in tax-exempt profits earned by the companies' "Approved Enterprise".

                        If the retained tax-exempt income is distributed in a manner other than on the complete liquidation of the Company, it would be taxed at the corporate tax rate applicable to such profits as if the Company had not elected alternative tax benefits (currently - 25%) and an income tax liability would be incurred of approximately $ 23,940 as of December 31, 2003.

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

--------------------------------------------------------------------------------
U. S. dollars (In thousands)

Note 15  - TAXES ON INCOME

            A.    APPLICABLE TAX LAWS

                  (3) Tax benefits under Israel's Law for the Encouragement of Capital Investments, 1959:

                        The Company's Board of Directors has decided that its policy is not to declare dividends out of such tax-exempt income. Accordingly, no deferred income taxes have been provided on income attributable to the Companyies "Approved Enterprise".


                        In Israel, income from sources other than the "Approved Enterprise" during the benefit period will be subject to tax at the regular corporate tax rate of 36%.

                        Since the companies are operating under more than one approval, and since part of their taxable income is not entitled to tax benefits under the abovementioned law and is taxed at the regular tax rate of 36%, the effective tax rate is the result of a weighted combination of the various applicable rates and tax exemptions, and the computation is made for income derived from each approval on the basis of formulas specified in the law and in the approvals.


            B.    NON - ISRAELI SUBSIDIARIES

                  Non-Israeli subsidiaries are taxed based on tax laws in their countries of residence (mainly in the U.S.).

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

--------------------------------------------------------------------------------
U. S. dollars (In thousands)

Note 15  - INCOME TAXES (CONT.)

            C.    INCOME BEFORE TAXES ON INCOME

                                                                         Year ended December 31,
                                                                 ---------------------------------------
                                                                   2003             2002          2001
                                                                 --------         --------      --------
                  Income before taxes on income:
                     Domestic                                    $ 38,423         $ 42,317      $ 44,212
                     Foreign                                       11,090           11,977         7,638
                                                                 --------         --------      --------
                                                                 $ 49,513         $ 54,294      $ 51,850
                                                                 ========         ========      ========


            D.    TAXES ON INCOME

                                                                      Year ended December 31,
                                                              ---------------------------------------------
                                                                2003                2002            2001
                                                              ----------         ----------      ----------
                  Taxes on income:
                  Current taxes:
                     Domestic                                  $ 12,346           $ 11,654         $ 9,385
                     Foreign                                        718              6,114           3,048
                                                              ----------         ----------      ----------
                                                               $ 13,064             17,768          12,433
                                                              ----------         ----------      ----------

                  Deferred income taxes:
                     Domestic                                    (4,672)            (3,561)           (839)
                     Foreign                                      2,942             (2,059)           (591)
                                                              ----------         ----------      ----------
                                                                 (1,730)            (5,620)         (1,430)
                                                              ----------         ----------      ----------

                  Taxes in respect of prior years                     -          (*)(2,800)              -
                                                              ----------         ----------      ----------

                                                              $  11,334            $ 9,348        $ 11,003
                                                              =========          ==========      ==========

                  (*) A reduction of tax expenses due to adjustments of estimated tax provision pursuant to the completion of prior years' tax assessments in respect of various Group companies.

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

--------------------------------------------------------------------------------
U. S. dollars (In thousands)

Note 15  - INCOME TAXES (CONT.)

            E.    DEFERRED INCOME TAXES

                  Deferred income taxes reflect the net tax effect of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of net deferred tax assets and liabilities are as follows:

                                                                                             Deferred
                                                                                     tax asset (liability((1)
                                                                                    --------------------------
                                                                     Total            Current      Noncurrent
                                                                  ------------      -----------   ------------
                  As of December 31, 2003

                  Deferred tax assets:
                    Reserve and allowances                            $13,884          $13,922           $(38)
                    Inventory                                           7,547            7,547              -
                    Net operating loss carryforwards                    6,606              439          6,167
                                                                  ------------      -----------   ------------
                                                                       28,037           21,908          6,129
                    Valuation allowance (2)                            (3,879)               -         (3,879)
                                                                  ------------      -----------   ------------
                    Net deferred tax assets                            24,158           21,908          2,250
                                                                  ------------      -----------   ------------

                  Deferred tax liabilities:
                  Property, plant and equipment                       (12,769)               -        (12,769)
                  Other assets                                        (14,397)               -        (14,397)
                                                                  ------------      -----------   ------------
                                                                      (27,166)               -        (27,166)
                                                                  ------------      -----------   ------------

                  Net deferred tax assets (liabilities)              $ (3,008)        $ 21,908      $ (24,916)
                                                                  ============      ==========    ============

                  As of December 31, 2002

                  Deferred tax assets:
                    Reserve and allowances                            $10,510          $10,859          $(349)
                    Inventory                                           9,138            9,138              -
                    Net operating loss carryforwards                    2,326                -          2,326
                                                                  ------------      -----------   ------------
                                                                       21,974           19,997          1,977
                    Valuation allowance (2)                            (2,326)               -         (2,326)
                                                                  ------------      -----------   ------------
                    Net deferred tax assets                            19,648           19,997           (349)
                                                                  ------------      -----------   ------------

                  Deferred tax liabilities:
                  Property, plant and equipment                        (9,209)               -         (9,209)
                  Other assets                                        (15,177)               -        (15,177)
                                                                  ------------      -----------   ------------

                                                                      (24,386)               -        (24,386)
                                                                  ------------      -----------   ------------

                  Net deferred tax assets (liabilities)              $ (4,738)         $19,997    $   (24,735)
                                                                  ============      ==========    ============

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

--------------------------------------------------------------------------------
U. S. dollars (In thousands)

Note 15  - INCOME TAXES (CONT.)

            E.    DEFERRED INCOME TAXES (CONT.)

                  (1) Current tax asset is included in other receivables. Noncurrent tax liability is included as a long-term liability.

                  (2) During 2003, the Group increased the valuation allowance due to an increase in accumulated operating loss carryforwards that more likely than not, will not be utilized.

            F. The Group's Israeli subsidiaries have estimated total available carryforward tax losses of approximately $12,000 as of December 31, 2003. The Group's non-Israeli subsidiaries have estimated available carryforward tax losses of approximately $8,500 as of December 31, 2003 to offset against future taxable profits for an indefinite period. Deferred tax assets in respect of the above carryforward losses amount to approximately $6,600 in respect of which a valuation allowance has been recorded in the amount of approximately $3,900.

            G. Reconciliation of the theoretical tax expense, assuming all income is taxed at the statutory rate applicable to income of the Group, and the actual tax expense as reported in the statements of operations, is as follows:

                                                                                     Year ended December 31,
                                                                            -----------------------------------------
                                                                              2003            2002            2001
                                                                            ---------       ---------       ---------
                   Income  before taxes as reported in the                  $ 49,513        $ 54,294        $ 51,850
                      consolidated statements of operations
                   Statutory tax rate                                             36%             36%             36%
                                                                            ---------       ---------       ---------
                   Theoretical tax expense                                  $ 17,825        $ 19,546        $ 18,666
                   Tax benefit arising from reduced rate as an
                      "Approved Enterprise" and other tax                     (8,391)         (9,054)         (7,697)
                      benefits
                   Tax adjustment in respect of different tax rate for
                      foreign subsidiaries                                       279            (461)           (952)
                   Operating carryforward losses for which
                       valuation allowance was provided                          126           2,189             101
                   Increase (decrease) in taxes resulting from
                      nondeductible expenses                                     993            (263)            571
                   Difference in basis of measurement for
                     financial reporting and tax return purposes                 846             458             832
                   Taxes in respect of prior years                                 -          (2,800)              -
                   Other differences, net                                       (344)           (267)           (518)
                                                                            ---------       ---------       ---------
                   Actual tax expenses                                      $ 11,334        $  9,348        $ 11,003
                                                                            =========       =========       =========
                   Effective tax rate                                           22.9%           17.2%           21.2%
                                                                            =========       =========       =========

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

--------------------------------------------------------------------------------
U. S. dollars (In thousands)

Note 16  - COMMITMENTS  AND CONTINGENT LIABILITIES


            A.    ROYALTY COMMITMENTS

                  1. The Company and certain Israeli subsidiaries partially finance their research and development expenditures under programs sponsored by the Office of the Chief Scientist in Israel ("OCS") for the support of research and development activities conducted in Israel. At the time the participations were received, successful development of the related projects was not assured.

                        In exchange for participation in the programs by the OCS, the Company and the subsidiaries agreed to pay 2% - 5% of total sales of products developed within the framework of these programs. The royalties will be paid up to maximum amount equaling 100% to 150% of the grants provided by the OCS, linked to the dollar and for grants received after January 1, 1999, also bearing annual interest at a rate based on LIBOR and other applicable law. The obligation to pay these royalties is contingent on actual sales of the products and in the absence of such sales, payment of royalties is not required.

                        In some cases, the Government of Israel participation (through the OCS) is subject to export sales or other conditions. The maximum amount of royalties is increased in the event of production outside of Israel.

                        The Company and certain of its subsidiaries are also obligated to pay certain amounts to the Israeli Ministry of Defense and others on certain sales including sales resulting from the development of certain technology.

                        Royalties expensed or accrued amounted to $7,812, $14,741 and $8,252 in 2003, 2002 and 2001, respectively.

                  2. In September 2001, the OCS issued "Regulations for the Encouragement of Research and Development in Industry" (rules for determining the level and payment of royalties) ("the regulations"). The regulations allow large R&D intensive companies to reach certain agreements with the OCS regarding determination of the amount and payment schedule of royalties, subject to certain conditions.

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

--------------------------------------------------------------------------------
U. S. dollars (In thousands)

Note 16  -  COMMITMENTS  AND CONTINGENT LIABILITIES (CONT.)

            A.    ROYALTY COMMITMENTS (CONT.)

                  If the Company elects to adopt the regulations, it will have to record a significant one-time expense resulting from accruing a liability for an absolute amount of royalties.

                  In May 2002, El-Op's Board of Directors approved an arrangement, proposed by the OCS, according to which El-Op pays commencing in 2002, an agreed amount of $10,632 in exchange for a release from all obligations to pay royalties in the future. As a result El-Op recorded an expense for the agreed amount net of the accrual for royalties previously recorded by El-Op in the amount of $9,801 included in Cost of Revenues.

            B.    COMMITMENTS IN RESPECT OF LONG-TERM PROJECTS

                  In connection with long-term projects in certain countries, the Company and certain subsidiaries undertook to use their respective best efforts to make or facilitate purchases or investments in those countries at certain percentages of the amount of the projects. The companies' obligation to make or facilitate third parties making such investments and purchases is subject to commercial conditions in the local market, typically without a specific financial penalty. The maximum aggregate undertaking as of December 31, 2003 amounted to $630,000 to be performed over a period of up to 11 years, is typically tied to a percentage (up to 100%) of the amount of the specific contract.

                  In the opinion of Management, the actual amount of the investments and purchases is anticipated to be less than that mentioned above, since certain investments and purchases can result in reducing the overall undertaking on more than a one to one basis.

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

--------------------------------------------------------------------------------
U. S. dollars (In thousands)

Note 16  -  COMMITMENTS  AND CONTINGENT LIABILITIES (CONT.)

            C.    LEGAL CLAIMS

                  The Company and its subsidiaries are involved in legal claims arising in the ordinary course of business, including claims by employees, consultants and others. Company's Management, based on the opinion of its legal counsel, believes that the financial impact for the settlement of such claims in excess of the accruals recorded in the financial statements will not have a material adverse effect on the financial position or results of operations of the Group.

            D.    LEASE COMMITMENTS

                  The future mininum lease commitments of the Group under various non-cancelable operating lease agreements in respect of premises, motor vehicles and office equipment are as of December 31, 2003:

                             2004                               $8,520
                             2005                                6,145
                             2006                                5,557
                             2007                                5,453
                             2008 and there after                5,451
                                                              $ 31,126

                  Rent expenses for the years ended December 31, 2003, 2002 and 2001 amounted to $9,177, $9,215, and $7,978, respectively.

            E. The Company has provided, on a proportional basis to its ownership interest, guarantees for two of its investees in respect of credit lines from banks amounting to $13,900 (2002- $10,600), of which $13,400 (2002 - $10,200) relates to a owned
                  50% foreign investee. The guarantees will exist as long as the credit lines are in effect. The Company would be liable to perform under the guarantee for any debt the investee would be in default under the terms of the credit line.

            F. A lien on the Group's Approved Enterprises has been registered in favor of the State of Israel. Grants received in respect of projects which have not yet been approved amount to approximately $800 (see Note 15 A (3) above ).

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

--------------------------------------------------------------------------------
U. S. dollars (In thousands)

Note 16  -  COMMITMENTS AND CONTINGENT LIABILITIES (CONT.)

            G. Guarantees in the amount of approximately $399,200 were issued by banks securing certain advances from customers and performance bonds on behalf of Group companies.

            H. Certain Group companies recorded fixed charges on most of their machinery and equipment, mortgages on most of their real estate and floating charges on most of their assets.

Note 17  -  SHAREHOLDER'S EQUITY

            A.    SHARE CAPITAL

                  Ordinary shares confer upon their holders voting rights, the right to receive dividends and the right to share in equity upon liquidation of the Company.


            B.    2000 EMPLOYEE STOCK OPTION PLAN

                  In 2000, the Company adopted an employee stock option plan for employees comprising options to purchase up to 2,500,000 Ordinary shares. The exercise price approximates market price of the shares at the grant date. The plan includes an additional 2,500,000 options to be issued as "phantom" shares options that grant the option holders a number of shares reflecting the benefit component of the options exercised, as calculated at the exercise date, in consideration for their par value only. Options vest over a period of one to four years from the date of grant and expire no later than six years from the date of grant.

                  Any options, which are canceled or forfeited before expiration, become available for future grants. As of December 31, 2003, 479,217 options of the Company were still available for future grants.

            C.    "PHANTOM" SHARE OPTIONS

                  The phantom share options are considered as part of a variable plan as defined in APB No. 25, and accordingly the compensation cost of the options is measured by the difference between the market price of the Company's shares and the exercise price of the options at the end of every reporting period and amortized by the accelerated method over the remaining vesting period.

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

--------------------------------------------------------------------------------
U. S. dollars (In thousands)

Note 17  -  SHAREHOLDER'S EQUITY (CONT.)

            D. A summary of the Company's share option activity under the plans is as follows:

                                                                December 31,
                             ------------------------------------------------------------------------------------
                                        2003                          2002                        2001
                             --------------------------   --------------------------   --------------------------
                                              Weighted                     Weighted                     Weighted
                                               average                      average                      average
                               Number of      exercise     Number of       exercise     Number of       exercise
                                options         price        options         price        options          price
                             ------------     --------    ------------     --------    ------------     ---------

Outstanding-beginning of       4,511,724        $12.26      5,107,634        $11.93      5,671,918        $11.26
 the year
  Granted                         13,000         14.91         27,000         14.92         98,840         12.91
  Exercised                     (757,947)        12.13       (558,901)         9.45       (598,348)        11.93
  Forfeited                      (31,175)        12.29        (64,009)        11.33        (64,776)        12.50
                             ------------     --------    ------------     --------    ------------     ---------
  Outstanding - end of the
    year                       3,735,602        $12.30      4,511,724        $12.26      5,107,634        $11.93
                             ============     ========    ============     =========   ============     =========
Options exercisable at
   the end of the year         2,547,196        $12.23      2,287,790        $12.18        373,138         $7.56
                             ============     ========    ============     =========   ============     =========



            E. The options outstanding as of December 31, 2003, have been separated into ranges of exercise price, as follows:

                                       OPTIONS OUTSTANDING                       OPTIONS EXERCISABLE
                          ------------------------------------------------    ----------------------------
                             NUMBER         WEIGHTED                                            WEIGHTED
                          OUTSTANDING        AVERAGE         WEIGHTED           NUMBER           AVERAGE
                             AS OF          REMAINING         AVERAGE         OUTSTANDING AS    EXERCISE
                          DECEMBER 31,     CONTRACTUAL       EXERCISE         OF DECEMBER       PRICE PER
    EXERCISE PRICE            2003        LIFE (YEARS)    PRICE PER SHARE      31, 2003          SHARE
    --------------        ------------  ---------------   ----------------    --------------   -----------
 $10.61-$12.16                 158,935          0.42           $10.69            158,935          $10.69
 $12.18-$15.64               1,786,193          2.93            12.37          1,190,240           12.34
 $12.18-$15.64(*)            1,790,474          2.94            12.37          1,198,021           12.33
                             ---------          ----           ------          ---------          ------

                             3,735,602          2.83           $12.30          2,547,196          $12.23
                             =========          ====           ======          =========          ======


  (*) Phantom share options.

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

--------------------------------------------------------------------------------
U. S. dollars (In thousands)

Note 17  - SHAREHOLDER'S EQUITY (CONT.)

            E.    (Cont.)

                  Where the Company has recorded deferred stock compensation for options issued with an exercise price below the fair value of the Ordinary shares, the deferred stock compensation is amortized and recorded as compensation expense ratably over the vesting period of the options. Compensation expense (income) of $4,741, $(926) and $8,512 were recognized during the years ended December 31, 2003, 2002 and 2001, respectively.

            F. The weighted average exercise price and fair value of options granted during the years ended December 31, 2003, 2002 and 2001 were:

                                             Less than market price
                                 ----------------------------------------------
                                             Year ended December 31,
                                 ----------------------------------------------
                                     2003             2002              2001
                                 -----------       -----------      -----------
Weighted-average
exercise price                     $  14.91           $  14.92       $  12.91
Weighted-average
  fair values on
  grant date                       $   4.63           $   4.31       $   5.14


            G.    Computation of basic and diluted net earnings per share:

                                  Year ended                             Year ended                        Year ended
                               December 31, 2003                      December 31, 2002                 December 31, 2001
                  --------------------------------------- ----------------------------------- --------------------------------------
                                                           Net income
                   Net income to   Weighted                    to        Weighted              Net income to    Weighted
                   shareholders    averaged               shareholders   averaged               shareholders    averaged
                    of Ordinary    number of  Per share   of Ordinary    number of  Per share   of Ordinary     number of  Per share
                      shares      shares (*)    amount       shares     shares (*)    amount       shares      shares (*)    amount
                  ------------------------------------------------------------------------------------------------------------------

Basic
net earnings        $  45,945       39,061        $1.18      $45,113      38,489        $1.17      $40,796      37,975       $1.07

Effect of dilutive
 securities:
 Employee
stock options               -        1,169                         -       1,374                         -       1,384
                    ---------       ------        -----      -------      ------        -----      -------      ------       -----
Diluted net
earnings            $  45,945       40,230        $1.14      $45,113      39,863        $1.13      $40,796      39,359       $1.04
                    =========       ======        =====      =======      ======        =====      =======      ======       =====

                    * In thousands

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

--------------------------------------------------------------------------------
U. S. dollars (In thousands)

Note 17 - SHAREHOLDER'S EQUITY (CONT.)

            H.    TREASURY SHARES

                  The Company's shares held by the Company are presented at cost and deducted from shareholder's equity.

            I.    DIVIDEND POLICY

                  Dividends declared by the Company are paid in NIS or in foreign currency subject to any statutory limitations. The Company has decided not to declare dividends out of tax exempt earnings.

Note 18 - MAJOR CUSTOMER AND GEOGRAPHIC INFORMATION

            The Group adopted Statement of Financial Accounting Standards No. 131, "Disclosures About Segments of an Enterprise and Related Information", ("SFAS No. 131"). The Group operates in one reportable segment (see Note 1 for a brief description of the Group's business).

            A. Revenues are attributed to geographic areas based on location of the end customers as follows:

                                    Year ended December 31,
                              -------------------------------------
                                2003          2002           2001
                              --------      --------      --------
                  Europe      $109,409      $144,862      $179,560
                  U.S          332,323       267,686       206,627
                  Israel       255,742       225,674       226,650
                  Others       200,506       189,234       151,664
                              --------      --------      --------
                              $897,980      $827,456      $764,501
                              ========      ========      ========

            B.    Revenues are generated by the following product lines:

                                                                      Year ended December 31,
                                                                ------------------------------------
                                                                  2003          2002           2001
                                                                --------      --------      --------
                  Airborne systems                              $373,580      $372,756      $334,201
                  Armored vehicles systems                       199,800       135,700       126,300
                  Command, control, communications,
                  computers and intelligence systems (C4I)       133,900       122,700       105,800

                  Electro-optical systems                        140,500       148,200       162,700
                  Others                                          50,200        48,100        35,500
                                                                --------      --------      --------
                                                                $897,980      $827,456      $764,501
                                                                ========      ========      ========


            C. Revenues from single customer, which exceed 10% of total revenues in the reported years:


                              Year ended December 31,
                               -------------------
                               2003    2002   2001
                               ----    ----   ----
                  Customer A    21%    18%    20%

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES
--------------------------------------------------------------------------------


NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
--------------------------------------------------------------------------------
U. S. dollars (In thousands)

Note 18 - MAJOR CUSTOMER AND GEOGRAPHIC INFORMATION (CONT.)


            D.    Long-lived assets by geographic areas:


                                          December 31,
                              ------------------------------------
                                2003          2002          2001
                              --------      --------      --------
                  Israel      $229,396      $211,256      $ 84,864
                  U.S           81,261        83,814       194,690
                  Others        18,093        13,660        10,451
                              --------      --------      --------
                              $328,750      $308,730      $290,005
                              ========      ========      ========


Note 19  - RESEARCH AND DEVELOPMENT COSTS, NET


                                                    Year ended December 31,
                                             --------------------------------------
                                               2003           2002           2001
                                             --------       --------       --------
                  Total expenses             $ 65,487       $ 62,560       $ 67,871
                  Less - participations       (10,568)        (5,550)        (9,112)
                                             $ 54,919       $ 57,010       $ 58,759
                                             ========       ========       ========


Note 20  - FINANCIAL EXPENSES, NET

                                                                   Year ended December 31,
                                                              ---------------------------------
                                                               2003         2002         2001
                                                              -------      -------      -------
                  Expenses:
                    On long-term bank debt                    $ 2,719      $ 2,026      $ 3,033
                    On short-term bank credit and loans         2,838        3,415        3,806
                    Others                                      5,600        1,214          798
                                                              -------      -------      -------
                                                               11,157        6,655        7,637
                                                              -------      -------      -------
                  Income:
                  Interest on cash, cash equivalents and
                    bank deposits                                 309        1,547        2,179
                   Others                                       5,978        2,073        2,841
                                                              -------      -------      -------
                                                                6,287        3,620        5,020
                                                              -------      -------      -------
                                                              $ 4,870      $ 3,035      $ 2,617
                                                              =======      =======      =======

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

--------------------------------------------------------------------------------
U. S. dollars (In thousands)

Note 21 - OTHER INCOME (EXPENSES), NET

                                                                  Year ended December 31,
                                                              -----------------------------
                                                               2003        2002        2001
                                                              -----       -----       -----

                  Gain (loss) on sale of property, plant      $ 915       $(743)      $ 327
                   and equipment
                  Others, net                                   (12)        281         447
                                                              -----       -----       -----
                                                              $ 903       $(462)      $ 774
                                                              =====       =====       =====


Note 22 - RELATED PARTIES TRANSACTIONS AND BALANCES

                                                           Year ended December 31,
                                                       ---------------------------------
                                                        2003          2002        2001
                                                       -------      -------      -------
                  Income -
                    Sales (*)                          $34,674      $37,924      $28,675
                    Expenses charged                   $ 1,773      $   902      $   633

                  Cost and expenses -
                    Supplies and services              $21,606      $10,457      $11,125
                    Participation in expenses (*)      $ 1,751      $ 1,498      $ 1,632
                    Financial expenses                 $    23      $   110      $   193



                                                 December 31,
                                             ------------------
                                              2003         2002
                                             ------      ------
                  Trade receivables (*)      $6,668      $9,647
                  Trade payables             $4,975      $4,006

               (*) The amounts relate mainly to transactions with VSI.

Note 23 - RECONCILIATION TO ISRAELI GAAP

            As described in Note 1, the Company prepares its financial statements in accordance with U.S. GAAP. The effects of the differences between U.S. GAAP and Israeli GAAP on the Company's financial statements are detailed below.

            Differences between U.S. GAAP and Israeli GAAP:

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

--------------------------------------------------------------------------------
U. S. dollars (In thousands)

Note 23 - RECONCILIATION TO ISRAELI GAAP (CONT.)

            A building purchased from Elbit Ltd.

            According to generally accepted accounting principles in Israel ("Israeli GAAP"), the Company charged to capital reserves the excess of the amount paid over net book value of a building acquired from Elbit Ltd in 1999.

            According to U.S. GAAP, the entire amount paid is considered as the cost of the building acquired.

            Proportional consolidation method

            According to Israeli GAAP, a jointly controlled company should be included according to the proportional consolidation method. According to U.S. GAAP, the investment in such a company is recorded according to the equity method.

            Tax benefit in respect of options exercised

            According to Israeli GAAP, tax benefits from employee options exercised are recorded as a reduction of tax expense. According to U.S. GAAP, the difference between the above mentioned tax benefits and the benefits recorded in respect of compensation expense in the financial statements is credited to capital reserves.

            Goodwill

            Effective January 1, 2002, the Company adopted SFAS 142, "Goodwill and Other Intangible Assets" according to which goodwill and intangible assets with indefinite lives are no longer amortized periodically but are reviewed annually for impairment (or more frequently if impairment indicators arise). According to Israeli GAAP, all intangibles, including goodwill should be amortized.

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES


NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
--------------------------------------------------------------------------------
U. S. dollars (In thousands)

Note 23 - RECONCILIATION TO ISRAELI GAAP

            1.    Effect on net income and earnings per share

                                                                    Year ended December 31
                                                              -------------------------------------
                                                               2003            2002           2001
                                                              --------      --------       --------
                  Net income as reported according to
                  U.S. GAAP                                   $ 45,945      $ 45,113       $ 40,796

                  Adjustments to Israeli GAAP                      595        (4,227)         1,767
                    Net income according to Israeli GAAP      $ 46,540      $ 40,886       $ 42,563
                                                              ========      ========       ========


           2. Effect on shareholders' equity


                                                                              As per
                                             As reported   Adjustments     Israeli GAAP
                                               --------      --------       --------
                  As of December 31, 2003
                    Shareholders' equity       $452,079      $(10,367)      $441,712
                                               ========      ========       ========

                  As of December 31, 2002
                    Shareholders' equity       $411,361      $(11,076)      $400,285
                                               ========      ========       ========


                                 # # # # # # # #